787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 12, 2017

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendments No. 1,714 and 1,715

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendments (“PEA”) numbers 1,714 and 1,715 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Edge High Yield Defensive Bond ETF (the “High Yield Fund”) and iShares Edge Investment Grade Enhanced Bond ETF (the “IG Fund” and, together with the High Yield Fund, the “Funds”), each of which are series of the Trust.

The comments were provided in a telephone conversation on March 22, 2017. We note that you informed us of the Staff’s expectation that management respond to the comments provided in an adequate and accurate manner. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please explain whether acquired fund fees and expenses (“AFFE”) are paid by BlackRock Fund Advisors (“BFA”) as part of its unitary fee.

Response: BFA does not pay AFFE as part of its unitary fee. When an iShares fund invests in another iShares or BlackRock-advised fund, BFA typically, although not required to do so, waives all or a portion of its management fee in an amount equal to the AFFE attributable to the investment in the acquired fund.

Comment 2: Please confirm that no AFFE are required to be included in the fee table for the High Yield Fund and the IG Fund.

Response: The Trust respectfully submits that the Funds currently do not anticipate incurring material amounts of AFFE during their first years of operations. If, at a later date, it is determined that one or both of the Funds will incur AFFE, the Trust will update the Fees and Expenses table in the prospectus for the applicable fund accordingly.

Comment 3: Please provide a completed fee table at least one week prior to the filing becoming effective.

Response: As requested, the Trust will provide a completed fee table at least one week prior to the filing becoming effective.

Comment 4: Please include a discussion of Foreign Security Risk in the “Summary of Principal Risks” section of the prospectuses for both the High Yield Fund and the IG Fund.

Response: The requested change will be made.

Comment 5: Please include the Risk of Investing in Emerging Markets in the Summary of Principal Risks for both the High Yield Fund and the IG Fund.

Response: The Funds’ exposure to emerging markets is not anticipated to rise to the level of a principal risk for the Funds and, thus, will not be added as a Principal Risk in the Funds’ prospectuses.

Comment 6: In the Principal Investment Strategies Sections of the Funds’ prospectuses, there is a reference to the debt securities of non-U.S. corporations or similar entities. Please explain supplementally what is meant by the term “similar entities.”

Response: The “corporation” structure and attributes of a corporation are a matter of U.S. law. Other countries have different organizational and legal structures for entities that serve in a similar role as corporations. For example, in Germany, a GmBH is a common organizational form used for stock-owned entities and in France, a Société Anonyme is used. The reference to “similar entities” includes entities that provide many of the same basic ownership and governance rights to investors as a U.S. corporation does but that is governed by a different set of laws. In addition to foreign limited liability companies, the reference would include limited liability companies, which are similar to corporations and organized under U.S. state law.

Comment 7: Please include a reference to high yield bonds as “junk bonds” in the summary portion of the prospectus for the High Yield Fund.

Response: There is already a reference to high yield bonds as “junk bonds” under “High Yield Securities Risk” in both the summary and the statutory portions of the prospectus. As a result, we have respectfully declined to make further changes.

Comment 8: Please explain why the term “defensive” in the title of the High Yield Fund is appropriate and consider deleting the term. Please note that the staff has concerns about a high yield portfolio being characterized as “defensive.”

Response: The use of the adjective “defensive” in the name of the High Yield Fund is appropriate because it reflects the fact that the grouping of bonds selected for the portfolio is based on a methodology that “defends against” defaulting bonds. The Underlying Index uses a pre-determined methodology to select high yield bonds having the lowest likelihood of default. This focus on default risk as a key determinant of index weighting and selection is significantly different from the capitalization-weighted methodology used by standard bond indexes. The reference to “defensive” in the name is intended to highlight for potential investors this difference in index methodology.

The application of the approach historically has, in BlackRock’s experience, minimized defaulting bonds and, thus, proven to be “defensive.” BlackRock manages collective investment trusts that incorporate probability of default analytics into their investment process/methodology. The collective trust fund that has the most similar (but not identical) methodology to that used by the High Yield Fund has used this methodology for over 14 years and, during that time period, has included within its portfolio only one component high yield bond that has defaulted.

We do not believe that the term “defensive” is subject to misunderstanding. As reflected on Annex A, three other listed ETFs use the term “defensive” in their names to reflect their similar considerations of the financial health of a company, as do at least 19 mutual funds. Like the Guggenheim Defensive Equity ETF shown on Annex A, the term defensive qualifies the word “Bond” (i.e., the type of instrument included in the index) and not the word “ETF”. We do not believe that the term “defensive” is understood to be synonymous with “risk-free.” Instead, we believe that the use of the term to describe a selection of bonds conveys to holders that the selection methodology utilizes a probability of default model and includes bonds that possess the specific issuer criteria to defend against a default.

In response to the Staff’s comment, we will add the following disclosure to the Principal Investment Strategies of the High Yield Fund’s prospectus to add further explanation about the methodology of the Underlying Index and the use of the term “defensive”: “This methodology, unlike the methodologies used by traditional capitalization-weighted bond indexes, selects component bonds from the broader universe of high yield bonds based on application of analytics measuring the probability of default. The resulting grouping of bonds is referred to as “defensive,” by comparison to other groupings of high yield bonds, because those included in the Underlying Index possess specific characteristics that the index methodology identifies as reducing the risk of default. The Underlying Index caps each issuer at 2% and key investment characteristics such as duration and yield are constrained to be within a specified range of a broader capitalization-weighted high yield bond universe. The Underlying Index is rebalanced on the last business day of each month to reflect changes in eligibility, credit quality, valuation and issuer capping. High yield bonds included in the Underlying Index, like all high yield debt, continue to be subject to a number of risks, including the risk of an issuer default.”

Comment 9: The Staff notes that the Funds generally will invest at least 80% of their assets in the component securities of their respective indexes (the “Underlying Indexes”) and in investments that have economic characteristics that are substantially identical to the component securities of the Underlying Index and may invest up to 20% of their respective assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as well as certain other instruments. Please confirm whether derivatives may be included in this 80% basket. Additionally, please be aware of the Trust’s obligations to (A) mark-to-market any derivatives held by the Fund, and (B) appropriately disclose the Fund’s use of derivatives consistent with the Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute (the “Barry Miller Letter”).

Response: The Trust confirms that investments in derivatives (if any) by both Funds are not included in the 80% basket. The Trust acknowledges its obligations to mark-to-market the derivatives held by the Funds. The Trust believes that the derivatives disclosure in the prospectuses for the Funds is consistent with the guidance provided in the Barry Miller Letter.

Comment 10: Please confirm whether the Underlying Indexes are currently concentrated in a particular industry. If so concentrated, please disclose such concentration in the applicable Fund’s prospectus.

Response: Currently, neither of the Underlying Indexes is concentrated in any particular industry. The Trust respectfully notes that the “Principal Investment Strategies” section of the High Yield Fund’s prospectus and the IG Fund’s prospectus each contains disclosure that “Components of the Underlying Index primarily include financials, industrials and utility companies,” and each of such industries is included as a principal risk for the Funds. The Trust notes that any industry concentration of the Underlying Index is likely to change over time, as each Fund will concentrate to approximately the same extent that its Underlying Index concentrates in a particular industry or group of industries.

Comment 11: If applicable, include a statement explaining that undated performance information is available and providing a web site address and/or toll-free (or collect) telephone number where the updated information may be obtained per Item 4(b)(2)(i) of Form N-1A.

Response: The Trust respectfully declines to add the suggested disclosure to the Funds’ prospectuses at this time as the Funds have not been in operation for a full calendar year. However, once the Funds have been in operation for a full calendar year and performance information is provided, the Trust will add, consistent with other iShares Funds, the following sentence: “Updated performance information is available at www.iShares.com or by calling 1-800-iShares (1-800-474-2737) (toll free).”

Comment 12: The disclosure notes that the investment objectives of the Funds and the Underlying Indexes may be changed without shareholder approval. If one or both of the Funds were to change the investment objective or select a different Underlying Index, would the Trust provide notice of such change, in advance of making the change, to shareholders of the applicable Fund?

Response: If one or both of the Funds were to change the investment objective or select a different Underlying Index, the Trust would provide notice to existing shareholders of such Fund and to the market generally through filing of a supplement to the applicable prospectus. The Trust would also provide notice to the listing exchange if it were to select a new Underlying Index for either or both of the Funds.

Comment 13: The disclosure on p. 20 of the Funds’ prospectuses notes that tax consequences will ensue if a shareholder invests in the Fund other than through a tax-exempt entity or tax-deferred retirement account. Please add disclosure noting that the tax consequences will also be applicable if the shareholder initially invests through a tax-deferred retirement account, such as an IRA, but then withdraws in the investment or proceeds from the investment out of the IRA.

Response: We will revise the disclosure in accordance with the Staff’s comment as follows: – “Unless your investment in Fund shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA, in which case, your distributions generally will be taxable when withdrawn, you need to be aware of the possible tax consequences when the Fund makes distributions or you sell Fund shares.”

Comment 14: Please explain why “enhanced” is appropriate in the name of the IG Fund. Please note that while the Staff has fewer concerns regarding this term than it does regarding the use of “defensive” in the name of the High Yield Fund, it is not clear from the description of the IG Fund why this term is appropriate.

Response: The use of the word “enhanced” in the name of the IG Fund is appropriate because the term, like the reference to “defensive” in the name of the High Yield Fund, highlights for investors that the index methodology underlying the IG Fund is not a traditional (i.e., capitalization-weighted) bond index methodology. The investment grade bonds included in the index are those within the investment grade weightings band that have the strongest credit quality and the lowest chance of default. The reason that the adjective “enhanced” is used as opposed to the term “defensive” is that the methodology underlying the index for the IG Fund screens out a smaller percentage of bonds based on perceived quality and then weights the remaining bonds based on their relative value within conservative liquidity constraints. This methodology, together with the filtering process for least likely to default issuers used by the underlying index, is consistent with a reference to “enhanced,” which generally refers to a process that improves a thing (in this case, an index methodology) to provide greater value, quality, desirability, or attractiveness. (See, e.g., Merriam Webster Dictionary). BlackRock’s testing of index results is consistent with the “enhanced” reference because it reflected lower volatility for the IG Fund index than for a comparable market capitalization weighted index.

In response to the Staff’s comment, we will add the following disclosure to the Principal Investment Strategies of the High Yield Fund’s prospectus to add further explanation about the methodology of the Underlying Index and the use of the term “enhanced”: “This methodology, unlike the methodologies used by traditional capitalization-weighted bond indexes, selects a portion of the component bonds from the broader universe of investment-grade bonds based on application of analytics measuring the probability of default. The resulting grouping of bonds is referred to as “enhanced,” by comparison to other groupings of investment grade bonds, because the Underlying Index seeks to provide superior risk-adjusted and total returns over longer periods of time than a comparable market capitalization-weighted index. The Underlying Index caps each issuer at 2% and key investment characteristics like duration and yield are constrained to be within a specified range of a broader market value weighted investment grade bond universe. The Underlying Index is rebalanced on the last business day of each month to reflect changes in eligibility, credit quality, valuation, and issuer capping. Investment-grade bonds included in the Underlying Index, like all investment-grade debt, continue to be subject to a number of risks, including the risk of an issuer default and volatility of the market value of the bonds.”

****

If you have any questions or need further information, please call me at (212) 728-8250.

Sincerely,

/s/ P. Georgia Bullitt
P. Georgia Bullitt

cc:	Deepa Damre
Marisa Rolland
Michael Gung
Seong Kim

Appendix A

Name	Ticker	Global Broad Category Group	Global Category	Morningstar Category	Morningstar Institutional Category
ALPS/Stadion Tactical Defensive I		Allocation	Moderate Allocation	US Fund Tactical Allocation	Global Flexible Allocation
ALPS/Stadion Tactical Defensive III	ALSTX	Allocation	Moderate Allocation	US Fund Tactical Allocation	Global Flexible Allocation
AmericaFirst Defensive Growth A	DGQAX	Alternative	Long/Short Equity	US Fund Long-Short Equity	Long/Short Equity
AmericaFirst Defensive Growth I	DGQIX	Alternative	Long/Short Equity	US Fund Long-Short Equity	Long/Short Equity
AmericaFirst Defensive Growth U	DGQUX	Alternative	Long/Short Equity	US Fund Long-Short Equity	Long/Short Equity
AQR Emerging Defensive Style I	AZEIX	Equity	Emerging Markets Equity	US Fund Diversified Emerging Mkts	Diversified Emerging Markets
AQR Emerging Defensive Style N	AZENX	Equity	Emerging Markets Equity	US Fund Diversified Emerging Mkts	Diversified Emerging Markets
AQR Emerging Defensive Style R6	AZERX	Equity	Emerging Markets Equity	US Fund Diversified Emerging Mkts	Diversified Emerging Markets
AQR International Defensive Style I	ANDIX	Equity	Global Equity Large Cap	US Fund Foreign Large Blend	Foreign Large Core
AQR International Defensive Style N	ANDNX	Equity	Global Equity Large Cap	US Fund Foreign Large Blend	Foreign Large Core
AQR International Defensive Style R6	ANDRX	Equity	Global Equity Large Cap	US Fund Foreign Large Blend	Foreign Large Core
AQR Large Cap Defensive Style I	AUEIX	Equity	US Equity Large Cap Blend	US Fund Large Blend	All-Cap Core
AQR Large Cap Defensive Style N	AUENX	Equity	US Equity Large Cap Blend	US Fund Large Blend	All-Cap Core
AQR Large Cap Defensive Style R6	QUERX	Equity	US Equity Large Cap Blend	US Fund Large Blend	All-Cap Core
Aspiriant Defensive Allocation	RMDFX	Alternative	Multialternative	US Fund Multialternative	Multialternative
GMG Defensive Beta	MPDAX	Alternative	Multialternative	US Fund Multialternative	Multialternative
Guggenheim RBP® Large-Cap Defensive A	TVDAX	Equity	US Equity Large Cap Growth	US Fund Large Growth	Large Valuation-Sensitive Growth
Guggenheim RBP® Large-Cap Defensive C	TVDCX	Equity	US Equity Large Cap Growth	US Fund Large Growth	Large Valuation-Sensitive Growth
Guggenheim RBP® Large-Cap Defensive I	TVIDX	Equity	US Equity Large Cap Growth	US Fund Large Growth	Large Valuation-Sensitive Growth
Guggenheim RBP® Large-Cap Defensive P	TVFDX	Equity	US Equity Large Cap Growth	US Fund Large Growth	Large Valuation-Sensitive Growth
Prudential QMA Defensive Equity A	PAMGX	Equity	US Equity Large Cap Blend	US Fund Large Blend	Large Core
Prudential QMA Defensive Equity B	DMGBX	Equity	US Equity Large Cap Blend	US Fund Large Blend	Large Core
Prudential QMA Defensive Equity C	PIMGX	Equity	US Equity Large Cap Blend	US Fund Large Blend	Large Core
Prudential QMA Defensive Equity R	SPMRX	Equity	US Equity Large Cap Blend	US Fund Large Blend	Large Core
Prudential QMA Defensive Equity Z	PDMZX	Equity	US Equity Large Cap Blend	US Fund Large Blend	Large Core
QS Defensive Growth A	SBCPX	Allocation	Cautious Allocation	US Fund Allocation—30% to 50% Equity	Conservative Allocation
QS Defensive Growth C	LWLAX	Allocation	Cautious Allocation	US Fund Allocation—30% to 50% Equity	Conservative Allocation
QS Defensive Growth C1	SBCLX	Allocation	Cautious Allocation	US Fund Allocation—30% to 50% Equity	Conservative Allocation
QS Defensive Growth I	LMGIX	Allocation	Cautious Allocation	US Fund Allocation—30% to 50% Equity	Conservative Allocation
QS Defensive Growth R	LMLRX	Allocation	Cautious Allocation	US Fund Allocation—30% to 50% Equity	Conservative Allocation
Rational Defensive Growth A	HSUAX	Equity	US Equity Mid Cap	US Fund Mid-Cap Growth	Mid Valuation-Sensitive Growth
Rational Defensive Growth C	HSUCX	Equity	US Equity Mid Cap	US Fund Mid-Cap Growth	Mid Valuation-Sensitive Growth
Rational Defensive Growth Instl	HSUTX	Equity	US Equity Mid Cap	US Fund Mid-Cap Growth	Mid Valuation-Sensitive Growth
Russell US Defensive Equity A	REQAX	Equity	US Equity Large Cap Blend	US Fund Large Blend	Large Relative Value
Russell US Defensive Equity C	REQCX	Equity	US Equity Large Cap Blend	US Fund Large Blend	Large Relative Value
Russell US Defensive Equity E	REQEX	Equity	US Equity Large Cap Blend	US Fund Large Blend	Large Relative Value
Russell US Defensive Equity I	REDSX	Equity	US Equity Large Cap Blend	US Fund Large Blend	Large Relative Value
Russell US Defensive Equity S	REQTX	Equity	US Equity Large Cap Blend	US Fund Large Blend	Large Relative Value
Russell US Defensive Equity Y	REUYX	Equity	US Equity Large Cap Blend	US Fund Large Blend	Large Relative Value
SEI Defensive Strategy A (SAAT)	SNSAX	Allocation	Cautious Allocation	US Fund Allocation—15% to 30% Equity	Conservative Allocation
SEI Defensive Strategy Allc A (SAAT)	STDAX	Allocation	Moderate Allocation	US Fund Allocation—50% to 70% Equity	Moderate Allocation
SEI Defensive Strategy I (SAAT)	SEDIX	Allocation	Cautious Allocation	US Fund Allocation—15% to 30% Equity	Conservative Allocation
Stadion Defensive International A	STOAX	Allocation	Moderate Allocation	US Fund Tactical Allocation	Global Flexible Allocation
Stadion Defensive International C	STOGX	Allocation	Moderate Allocation	US Fund Tactical Allocation	Global Flexible Allocation
Stadion Defensive International I	STOIX	Allocation	Moderate Allocation	US Fund Tactical Allocation	Global Flexible Allocation
Stadion Tactical Defensive A	ETFRX	Allocation	Moderate Allocation	US Fund Tactical Allocation	Global Flexible Allocation
Stadion Tactical Defensive C	ETFZX	Allocation	Moderate Allocation	US Fund Tactical Allocation	Global Flexible Allocation
Stadion Tactical Defensive I	ETFWX	Allocation	Moderate Allocation	US Fund Tactical Allocation	Global Flexible Allocation
Timothy Plan Defensive Strategies A	TPDAX	Allocation	Moderate Allocation	US Fund Allocation—50% to 70% Equity	Moderate Allocation
Timothy Plan Defensive Strategies C	TPDCX	Allocation	Moderate Allocation	US Fund Allocation—50% to 70% Equity	Moderate Allocation
Timothy Plan Defensive Strategies I	TPDIX	Allocation	Moderate Allocation	US Fund Allocation—50% to 70% Equity	Moderate Allocation
Toews Tactical Defensive Alpha	TTDAX	Alternative	Long/Short Equity	US Fund Long-Short Equity	Long/Short Equity
Value Line Defensive Strategies Instl	VLDIX	Alternative	Multialternative	US Fund Multialternative	Multialternative
Value Line Defensive Strategies Investor	VLDSX	Alternative	Multialternative	US Fund Multialternative	Multialternative

Name	Ticker	Morningstar Rating Overall	US Category Group	Domicile	Region of Sale	Equity Style Box (Long)	Fixed Inc Style Box (Long)	Global Fund Report Availability
ALPS/Stadion Tactical Defensive I			Allocation	United States	United States	Mid Blend		No
ALPS/Stadion Tactical Defensive III	ALSTX		Allocation	United States	United States	Mid Blend		No
AmericaFirst Defensive Growth A	DGQAX	3	Alternative	United States	United States	Mid Blend		No
AmericaFirst Defensive Growth I	DGQIX	3	Alternative	United States	United States	Mid Blend		No
AmericaFirst Defensive Growth U	DGQUX	3	Alternative	United States	United States	Mid Blend		No
AQR Emerging Defensive Style I	AZEIX	2	International Equity	United States	United States	Large Blend		No
AQR Emerging Defensive Style N	AZENX	2	International Equity	United States	United States	Large Blend		No
AQR Emerging Defensive Style R6	AZERX	2	International Equity	United States	United States	Large Blend		No
AQR International Defensive Style I	ANDIX	5	International Equity	United States	United States	Large Blend		No
AQR International Defensive Style N	ANDNX	5	International Equity	United States	United States	Large Blend		No
AQR International Defensive Style R6	ANDRX	5	International Equity	United States	United States	Large Blend		No
AQR Large Cap Defensive Style I	AUEIX	5	U.S. Equity	United States	United States	Large Blend		No
AQR Large Cap Defensive Style N	AUENX	5	U.S. Equity	United States	United States	Large Blend		No
AQR Large Cap Defensive Style R6	QUERX	5	U.S. Equity	United States	United States	Large Blend		No
Aspiriant Defensive Allocation	RMDFX		Alternative	United States	United States	Large Blend		No
GMG Defensive Beta	MPDAX	2	Alternative	United States	United States	Large Growth		No
Guggenheim RBP® Large-Cap Defensive A	TVDAX	2	U.S. Equity	United States	United States	Large Growth		No
Guggenheim RBP® Large-Cap Defensive C	TVDCX	2	U.S. Equity	United States	United States	Large Growth		No
Guggenheim RBP® Large-Cap Defensive I	TVIDX	3	U.S. Equity	United States	United States	Large Growth		No
Guggenheim RBP® Large-Cap Defensive P	TVFDX	2	U.S. Equity	United States	United States	Large Growth		No
Prudential QMA Defensive Equity A	PAMGX	2	U.S. Equity	United States	United States	Large Blend		No
Prudential QMA Defensive Equity B	DMGBX	2	U.S. Equity	United States	United States	Large Blend		No
Prudential QMA Defensive Equity C	PIMGX	2	U.S. Equity	United States	United States	Large Blend		No
Prudential QMA Defensive Equity R	SPMRX	2	U.S. Equity	United States	United States	Large Blend		No
Prudential QMA Defensive Equity Z	PDMZX	3	U.S. Equity	United States	United States	Large Blend		No
QS Defensive Growth A	SBCPX	3	Allocation	United States	United States	Large Blend	Low Moderate	No
QS Defensive Growth C	LWLAX	2	Allocation	United States	United States	Large Blend	Low Moderate	No
QS Defensive Growth C1	SBCLX	3	Allocation	United States	United States	Large Blend	Low Moderate	No
QS Defensive Growth I	LMGIX	4	Allocation	United States	United States	Large Blend	Low Moderate	No
QS Defensive Growth R	LMLRX	3	Allocation	United States	United States	Large Blend	Low Moderate	No
Rational Defensive Growth A	HSUAX	2	U.S. Equity	United States	United States	Small Blend		No
Rational Defensive Growth C	HSUCX	2	U.S. Equity	United States	United States	Small Blend		No
Rational Defensive Growth Instl	HSUTX	2	U.S. Equity	United States	United States	Small Blend		No
Russell US Defensive Equity A	REQAX	3	U.S. Equity	United States	United States	Large Blend		No
Russell US Defensive Equity C	REQCX	2	U.S. Equity	United States	United States	Large Blend		No
Russell US Defensive Equity E	REQEX	3	U.S. Equity	United States	United States	Large Blend		No
Russell US Defensive Equity I	REDSX	3	U.S. Equity	United States	United States	Large Blend		No
Russell US Defensive Equity S	REQTX	3	U.S. Equity	United States	United States	Large Blend		No
Russell US Defensive Equity Y	REUYX	3	U.S. Equity	United States	United States	Large Blend		No
SEI Defensive Strategy A (SAAT)	SNSAX	2	Allocation	United States	United States	Large Value		No
SEI Defensive Strategy Allc A (SAAT)	STDAX	5	Allocation	United States	United States	Mid Value		No
SEI Defensive Strategy I (SAAT)	SEDIX	2	Allocation	United States	United States	Large Value		No
Stadion Defensive International A	STOAX	1	Allocation	United States	United States	Large Blend		No
Stadion Defensive International C	STOGX	1	Allocation	United States	United States	Large Blend		No
Stadion Defensive International I	STOIX	1	Allocation	United States	United States	Large Blend		No
Stadion Tactical Defensive A	ETFRX	3	Allocation	United States	United States	Large Blend		No
Stadion Tactical Defensive C	ETFZX	3	Allocation	United States	United States	Large Blend		No
Stadion Tactical Defensive I	ETFWX	4	Allocation	United States	United States	Large Blend		No
Timothy Plan Defensive Strategies A	TPDAX	1	Allocation	United States	United States	Mid Blend		No
Timothy Plan Defensive Strategies C	TPDCX	1	Allocation	United States	United States	Mid Blend		No
Timothy Plan Defensive Strategies I	TPDIX	2	Allocation	United States	United States	Mid Blend		No
Toews Tactical Defensive Alpha	TTDAX		Alternative	United States	United States			No
Value Line Defensive Strategies Instl	VLDIX	2	Alternative	United States	United States	Large Blend	Low Moderate	No
Value Line Defensive Strategies Investor	VLDSX	1	Alternative	United States	United States	Large Blend	Low Moderate	No

Name	Ticker	Firm Name	Branding Name	Inception Date	Manager Name
ALPS/Stadion Tactical Defensive I		ALPS	ALPS	4/30/2014	Brad A. Thompson;William McGough;Clayton Fresk;
ALPS/Stadion Tactical Defensive III	ALSTX	ALPS	ALPS	4/30/2014	Brad A. Thompson;William McGough;Clayton Fresk;
AmericaFirst Defensive Growth A	DGQAX	AmericaFirst Funds	America First	5/23/2011	Rick Gonsalves
AmericaFirst Defensive Growth I	DGQIX	AmericaFirst Funds	America First	5/23/2011	Rick Gonsalves
AmericaFirst Defensive Growth U	DGQUX	AmericaFirst Funds	America First	5/23/2011	Rick Gonsalves
AQR Emerging Defensive Style I	AZEIX	AQR Funds	AQR	7/9/2012	Andrea Frazzini;Hoon Kim;Jacques A. Friedman;Michele L. Aghassi;
AQR Emerging Defensive Style N	AZENX	AQR Funds	AQR	7/9/2012	Andrea Frazzini;Hoon Kim;Jacques A. Friedman;Michele L. Aghassi;
AQR Emerging Defensive Style R6	AZERX	AQR Funds	AQR	9/2/2014	Andrea Frazzini;Hoon Kim;Jacques A. Friedman;Michele L. Aghassi;
AQR International Defensive Style I	ANDIX	AQR Funds	AQR	7/9/2012	Andrea Frazzini;Hoon Kim;Jacques A. Friedman;Michele L. Aghassi;
AQR International Defensive Style N	ANDNX	AQR Funds	AQR	7/9/2012	Andrea Frazzini;Hoon Kim;Jacques A. Friedman;Michele L. Aghassi;
AQR International Defensive Style R6	ANDRX	AQR Funds	AQR	9/2/2014	Andrea Frazzini;Hoon Kim;Jacques A. Friedman;Michele L. Aghassi;
AQR Large Cap Defensive Style I	AUEIX	AQR Funds	AQR	7/9/2012	Andrea Frazzini;Hoon Kim;Jacques A. Friedman;Michele L. Aghassi;
AQR Large Cap Defensive Style N	AUENX	AQR Funds	AQR	7/9/2012	Andrea Frazzini;Hoon Kim;Jacques A. Friedman;Michele L. Aghassi;
AQR Large Cap Defensive Style R6	QUERX	AQR Funds	AQR	9/2/2014	Andrea Frazzini;Hoon Kim;Jacques A. Friedman;Michele L. Aghassi;
Aspiriant Defensive Allocation	RMDFX	Aspiriant	Aspiriant	12/14/2015	David Grecsek;John Allen;Marc Castellani;
GMG Defensive Beta	MPDAX	GMG	GMG	8/14/2009	Gary M. Goldberg;Oliver Pursche;Richard T. Kersting;William J. Krivicich;
Guggenheim RBP® Large-Cap Defensive A	TVDAX	Guggenheim Investments	Guggenheim	4/27/2010	Scott Hammond;Gennadiy Khayutin;
Guggenheim RBP® Large-Cap Defensive C	TVDCX	Guggenheim Investments	Guggenheim	4/18/2011	Scott Hammond;Gennadiy Khayutin;
Guggenheim RBP® Large-Cap Defensive I	TVIDX	Guggenheim Investments	Guggenheim	2/15/2011	Scott Hammond;Gennadiy Khayutin;
Guggenheim RBP® Large-Cap Defensive P	TVFDX	Guggenheim Investments	Guggenheim	4/27/2010	Scott Hammond;Gennadiy Khayutin;
Prudential QMA Defensive Equity A	PAMGX	Prudential Investments	Prudential	11/18/1998	Daniel Carlucci;Edward L. Campbell;Joel M. Kallman;John A. Hudock;Ted Lockwood;
Prudential QMA Defensive Equity B	DMGBX	Prudential Investments	Prudential	11/18/1998	Daniel Carlucci;Edward L. Campbell;Joel M. Kallman;John A. Hudock;Ted Lockwood;
Prudential QMA Defensive Equity C	PIMGX	Prudential Investments	Prudential	11/18/1998	Daniel Carlucci;Edward L. Campbell;Joel M. Kallman;John A. Hudock;Ted Lockwood;
Prudential QMA Defensive Equity R	SPMRX	Prudential Investments	Prudential	10/4/2004	Daniel Carlucci;Edward L. Campbell;Joel M. Kallman;John A. Hudock;Ted Lockwood;
Prudential QMA Defensive Equity Z	PDMZX	Prudential Investments	Prudential	11/18/1998	Daniel Carlucci;Edward L. Campbell;Joel M. Kallman;John A. Hudock;Ted Lockwood;
QS Defensive Growth A	SBCPX	Legg Mason	Legg Mason	2/5/1996	Ellen Tesler;Thomas Picciochi;Adam J. Petryk;
QS Defensive Growth C	LWLAX	Legg Mason	Legg Mason	8/1/2012	Ellen Tesler;Thomas Picciochi;Adam J. Petryk;
QS Defensive Growth C1	SBCLX	Legg Mason	Legg Mason	2/5/1996	Ellen Tesler;Thomas Picciochi;Adam J. Petryk;
QS Defensive Growth I	LMGIX	Legg Mason	Legg Mason	3/15/2012	Ellen Tesler;Thomas Picciochi;Adam J. Petryk;
QS Defensive Growth R	LMLRX	Legg Mason	Legg Mason	6/2/2014	Ellen Tesler;Thomas Picciochi;Adam J. Petryk;
Rational Defensive Growth A	HSUAX	Rational Funds	Huntington	9/30/2002	David Miller;Michael Schoonover;
Rational Defensive Growth C	HSUCX	Rational Funds	Huntington	1/3/2014	David Miller;Michael Schoonover;
Rational Defensive Growth Instl	HSUTX	Rational Funds	Huntington	9/30/2002	David Miller;Michael Schoonover;
Russell US Defensive Equity A	REQAX	Russell	Russell	9/2/2008	David L. Hintz;Richard F. Johnson;
Russell US Defensive Equity C	REQCX	Russell	Russell	9/2/2008	David L. Hintz;Richard F. Johnson;
Russell US Defensive Equity E	REQEX	Russell	Russell	5/14/1999	David L. Hintz;Richard F. Johnson;
Russell US Defensive Equity I	REDSX	Russell	Russell	6/1/1987	David L. Hintz;Richard F. Johnson;
Russell US Defensive Equity S	REQTX	Russell	Russell	9/2/2008	David L. Hintz;Richard F. Johnson;
Russell US Defensive Equity Y	REUYX	Russell	Russell	3/30/2000	David L. Hintz;Richard F. Johnson;
SEI Defensive Strategy A (SAAT)	SNSAX	SEI	SEI	11/17/2003	James Smigiel;Ryan Schneck;Bryan Hoffman;
SEI Defensive Strategy Allc A (SAAT)	STDAX	SEI	SEI	11/17/2003	James Smigiel;Ryan Schneck;Bryan Hoffman;
SEI Defensive Strategy I (SAAT)	SEDIX	SEI	SEI	11/17/2003	James Smigiel;Ryan Schneck;Bryan Hoffman;
Stadion Defensive International A	STOAX	Stadion Funds	Stadion	4/2/2012	Brad A. Thompson;John M. Wiens;William McGough;
Stadion Defensive International C	STOGX	Stadion Funds	Stadion	4/2/2012	Brad A. Thompson;John M. Wiens;William McGough;
Stadion Defensive International I	STOIX	Stadion Funds	Stadion	4/2/2012	Brad A. Thompson;John M. Wiens;William McGough;
Stadion Tactical Defensive A	ETFRX	Stadion Funds	Stadion	9/15/2006	Brad A. Thompson;William McGough;Clayton Fresk;
Stadion Tactical Defensive C	ETFZX	Stadion Funds	Stadion	10/1/2009	Brad A. Thompson;William McGough;Clayton Fresk;
Stadion Tactical Defensive I	ETFWX	Stadion Funds	Stadion	5/28/2010	Brad A. Thompson;William McGough;Clayton Fresk;
Timothy Plan Defensive Strategies A	TPDAX	Timothy Plan	Timothy Plan	11/4/2009	Arthur D. Ally;David R. Hardin;J. Scott McDonald;John S. Williams;Mark C. Luchsinger;Babak Zenouzi;Damon J. Andres;Adam C. De Chiara;Erik A. Olson;
Timothy Plan Defensive Strategies C	TPDCX	Timothy Plan	Timothy Plan	11/4/2009	Arthur D. Ally;David R. Hardin;J. Scott McDonald;John S. Williams;Mark C. Luchsinger;Babak Zenouzi;Damon J. Andres;Adam C. De Chiara;Erik A. Olson;
Timothy Plan Defensive Strategies I	TPDIX	Timothy Plan	Timothy Plan	8/1/2013	Arthur D. Ally;David R. Hardin;J. Scott McDonald;John S. Williams;Mark C. Luchsinger;Babak Zenouzi;Damon J. Andres;Adam C. De Chiara;Erik A. Olson;
Toews Tactical Defensive Alpha	TTDAX	Toews Funds	Toews Funds	1/7/2016	Jason Graffius;Phillip R. Toews;Randall Schroeder;
Value Line Defensive Strategies Instl	VLDIX	Value Line	Value	1/31/2011	Bradley H. Alford
Value Line Defensive Strategies Investor	VLDSX	Value Line	Value	6/10/2016	Bradley H. Alford

Name	Ticker	Manager History	Manager Ownership Level
ALPS/Stadion Tactical Defensive I		[2014-04-30—2016-04-30] Judson P. Doherty;[2014-04-30—2015-04-30] Gregory L. Morris;[2014-04-30—] Brad A. Thompson;[2016-04-30—] Clayton Fresk;[2014-04-30—] William McGough;	Brad A. Thompson [$0 - None];Clayton Fresk [$0 - None];William McGough [$0 - None];
ALPS/Stadion Tactical Defensive III	ALSTX	[2014-04-30—2016-04-30] Judson P. Doherty;[2014-04-30—2015-04-30] Gregory L. Morris;[2014-04-30—] Brad A. Thompson;[2016-04-30—] Clayton Fresk;[2014-04-30—] William McGough;	Brad A. Thompson [$0 - None];Clayton Fresk [$0 - None];William McGough [$0 - None];
AmericaFirst Defensive Growth A	DGQAX	[2011-05-23—] Rick Gonsalves	Rick Gonsalves [$0 - None]
AmericaFirst Defensive Growth I	DGQIX	[2011-05-23—] Rick Gonsalves	Rick Gonsalves [$0 - None]
AmericaFirst Defensive Growth U	DGQUX	[2011-05-23—] Rick Gonsalves	Rick Gonsalves [$0 - None]
AQR Emerging Defensive Style I	AZEIX	[2012-07-09—2016-03-16] Lars N. Nielsen;[2012-07-09—] Jacques A. Friedman;[2012-07-09—] Andrea Frazzini;[2012-07-09—] Hoon Kim;[2016-03-16—] Michele L. Aghassi;	Jacques A. Friedman [$50,001-$100,000];Andrea Frazzini [$10,001-$50,000];Hoon Kim [$10,001-$50,000];Michele L. Aghassi [$0 - None];
AQR Emerging Defensive Style N	AZENX	[2012-07-09—2016-03-16] Lars N. Nielsen;[2012-07-09—] Jacques A. Friedman;[2012-07-09—] Andrea Frazzini;[2012-07-09—] Hoon Kim;[2016-03-16—] Michele L. Aghassi;	Jacques A. Friedman [$50,001-$100,000];Andrea Frazzini [$10,001-$50,000];Hoon Kim [$10,001-$50,000];Michele L. Aghassi [$0 - None];
AQR Emerging Defensive Style R6	AZERX	[2012-07-09—2016-03-16] Lars N. Nielsen;[2012-07-09—] Jacques A. Friedman;[2012-07-09—] Andrea Frazzini;[2012-07-09—] Hoon Kim;[2016-03-16—] Michele L. Aghassi;	Jacques A. Friedman [$50,001-$100,000];Andrea Frazzini [$10,001-$50,000];Hoon Kim [$10,001-$50,000];Michele L. Aghassi [$0 - None];
AQR International Defensive Style I	ANDIX	[2012-07-09—2016-03-16] Lars N. Nielsen;[2012-07-09—] Jacques A. Friedman;[2012-07-09—] Andrea Frazzini;[2012-07-09—] Hoon Kim;[2016-03-16—] Michele L. Aghassi;	Jacques A. Friedman [$50,001-$100,000];Andrea Frazzini [$10,001-$50,000];Hoon Kim [$10,001-$50,000];Michele L. Aghassi [$0 - None];
AQR International Defensive Style N	ANDNX	[2012-07-09—2016-03-16] Lars N. Nielsen;[2012-07-09—] Jacques A. Friedman;[2012-07-09—] Andrea Frazzini;[2012-07-09—] Hoon Kim;[2016-03-16—] Michele L. Aghassi;	Jacques A. Friedman [$50,001-$100,000];Andrea Frazzini [$10,001-$50,000];Hoon Kim [$10,001-$50,000];Michele L. Aghassi [$0 - None];
AQR International Defensive Style R6	ANDRX	[2012-07-09—2016-03-16] Lars N. Nielsen;[2012-07-09—] Jacques A. Friedman;[2012-07-09—] Andrea Frazzini;[2012-07-09—] Hoon Kim;[2016-03-16—] Michele L. Aghassi;	Jacques A. Friedman [$50,001-$100,000];Andrea Frazzini [$10,001-$50,000];Hoon Kim [$10,001-$50,000];Michele L. Aghassi [$0 - None];
AQR Large Cap Defensive Style I	AUEIX	[2012-07-09—2016-03-16] Lars N. Nielsen;[2012-07-09—] Jacques A. Friedman;[2012-07-09—] Andrea Frazzini;[2012-07-09—] Hoon Kim;[2016-03-16—] Michele L. Aghassi;	Jacques A. Friedman [$50,001-$100,000];Andrea Frazzini [$10,001-$50,000];Hoon Kim [$10,001-$50,000];Michele L. Aghassi [$0 - None];
AQR Large Cap Defensive Style N	AUENX	[2012-07-09—2016-03-16] Lars N. Nielsen;[2012-07-09—] Jacques A. Friedman;[2012-07-09—] Andrea Frazzini;[2012-07-09—] Hoon Kim;[2016-03-16—] Michele L. Aghassi;	Jacques A. Friedman [$50,001-$100,000];Andrea Frazzini [$10,001-$50,000];Hoon Kim [$10,001-$50,000];Michele L. Aghassi [$0 - None];
AQR Large Cap Defensive Style R6	QUERX	[2012-07-09—2016-03-16] Lars N. Nielsen;[2012-07-09—] Jacques A. Friedman;[2012-07-09—] Andrea Frazzini;[2012-07-09—] Hoon Kim;[2016-03-16—] Michele L. Aghassi;	Jacques A. Friedman [$50,001-$100,000];Andrea Frazzini [$10,001-$50,000];Hoon Kim [$10,001-$50,000];Michele L. Aghassi [$0 - None];
Aspiriant Defensive Allocation	RMDFX	[2015-12-14—] John Allen;[2015-12-14—] David Grecsek;[2015-12-14—] Marc Castellani;	John Allen [$100,001-$500,000];David Grecsek [$0 - None];Marc Castellani [$1-$10,000];
GMG Defensive Beta	MPDAX	[2009-08-14—] William J. Krivicich;[2009-08-14—] Oliver Pursche;[2009-08-14—] Gary M. Goldberg;[2009-08-14—] Richard T. Kersting;	William J. Krivicich [$100,001-$500,000];Oliver Pursche [$100,001-$500,000];Gary M. Goldberg [$1-$10,000];Richard T. Kersting [$100,001-$500,000];
Guggenheim RBP® Large-Cap Defensive A	TVDAX	[2010-04-27—] Scott Hammond;[2010-04-27—2015-07-31] Julian Koski;[2010-04-27—2015-12-09] Armen Arus;[2013-06-30—] Gennadiy Khayutin;	Scott Hammond [$0 - None];Gennadiy Khayutin [$0 - None];
Guggenheim RBP® Large-Cap Defensive C	TVDCX	[2010-04-27—] Scott Hammond;[2010-04-27—2015-07-31] Julian Koski;[2010-04-27—2015-12-09] Armen Arus;[2013-06-30—] Gennadiy Khayutin;	Scott Hammond [$0 - None];Gennadiy Khayutin [$0 - None];
Guggenheim RBP® Large-Cap Defensive I	TVIDX	[2010-04-27—] Scott Hammond;[2010-04-27—2015-07-31] Julian Koski;[2010-04-27—2015-12-09] Armen Arus;[2013-06-30—] Gennadiy Khayutin;	Scott Hammond [$0 - None];Gennadiy Khayutin [$0 - None];
Guggenheim RBP® Large-Cap Defensive P	TVFDX	[2010-04-27—] Scott Hammond;[2010-04-27—2015-07-31] Julian Koski;[2010-04-27—2015-12-09] Armen Arus;[2013-06-30—] Gennadiy Khayutin;	Scott Hammond [$0 - None];Gennadiy Khayutin [$0 - None];
Prudential QMA Defensive Equity A	PAMGX	[2005-04-30—2013-05-08] George H. Davis;[2005-04-13—2013-05-08] William V. Fries;[2005-09-30—2007-09-27] William H. Gross;[2005-06-28—2013-05-08] Thomas F. Marsico;[2005-12-16—2008-09-30] Christopher Najork;[2008-12-15—2011-01-24] Stephen Pesek;[2005-12-16—2013-05-08] Benno J. Fischer;[2006-09-30—2008-12-14] Robert C. Jones;[2005-04-13—2006-10-02] Jonathan A. Beinner;[1998-11-18—2005-04-13] John R. Reinsberg;[2012-07-16—2013-05-08] David N. Pearl;[2000-09-30—2005-04-13] David A. Kiefer;[2005-04-13—2013-05-08] Josef Lakonishok;[2005-04-13—2008-09-30] Robert W. Vishny;[1998-11-18—2002-02-11] William P. Rydell;[2005-12-16—2013-05-08] Paul A. Magnuson;[2005-04-13—2013-05-08] Sheldon J. Lieberman;[2008-07-15—2013-05-08] Bert L. Boksen;[2005-04-13—2006-10-02] Andrew Jessop;[2007-02-23—2009-10-01] David E. Green;[2007-12-31—2008-12-14] Mark M. Carhart;[2005-06-28—2008-12-14] Melissa Brown;[1998-11-18—2002-02-11] Mark W. Sikorski;[1998-11-18—2005-06-28] Kathleen A. McCarragher;[2013-05-08—] Ted Lockwood;[2005-04-13—2006-10-02] Rachel C. Golder;[2005-04-30—2009-10-01] Stanley Majcher;[1998-11-18—2005-06-28] Michael A. Del Balso;[2002-11-20—2008-09-30] William J. Wolfenden;[2008-07-31—2008-12-14] Scott Blasdell;[1998-11-18—2005-04-13] Paul Appleby;[2001-12-20—2013-05-08] Paul E. Viera;[2005-04-13—2008-12-14] Raffaele Zingone;[2005-07-11—2006-10-02] Mark J. Roach;[2005-09-30—2007-02-22] Joseph R. Huber;[2008-12-15—2012-07-15] Michael R. Mach;[2000-09-30—2005-04-13] Avi Z. Berg;[2012-07-16—2013-05-08] Janet K. Navon;[2005-06-28—2006-10-02] Gary Chropuvka;[2005-07-11—2013-05-08] Chris D. Wallis;[2005-07-11—2013-05-08] Scott J. Weber;[2005-04-13—2013-05-08] Menno Vermeulen;[2007-03-15—2011-01-01] Jeffrey S. Partenheimer;[2005-04-30—2013-05-08] Patricia McKenna;[2005-04-13—2013-05-08] Wendy Trevisani;[2005-04-13—2005-10-13] Cris Posada;[2005-04-13—2006-10-02] Tom Kenney;[2005-04-13—2006-10-02] Diana Gordon;[2005-04-13—2006-10-02] Robert Cignarella;[2006-09-30—2008-12-14] Terance Chen;[2013-05-08—] Daniel Carlucci;[2012-07-16—2013-05-08] Michael A. Welhoelter;[2006-01-01—2013-05-08] Puneet Mansharamani;[2006-02-01—2013-05-08] Lei Wang;[2007-12-31—2008-12-14] Andrew Alford;[2011-01-25—2013-05-08] Eric B. Fischman;[2010-11-29—2013-05-08] R. Burns McKinney;[2000-05-31—2013-05-08] Chris P. Dialynas;[2007-01-31—2008-07-14] D. Scott Tracy;[2010-11-29—2013-05-08] Judd Peters;[2010-11-29—2013-05-08] Scott McBride;[2013-05-08—] Edward L. Campbell;[2010-05-17—2012-07-20] A. Douglas Rao;[2008-10-01—2013-05-08] Thomas W. Oliver;[2013-05-08—] Joel M. Kallman;[2008-07-15—2013-05-08] Eric Mintz;[2010-05-17—2012-07-15] John D. Crowley;[2010-05-17—2012-07-15] Matthew F. Beaudry;[2010-05-17—2012-07-15] Stephen J. Kaszynski;[2011-02-28—2013-05-08] Coralie Witter;[2011-02-28—2013-05-08] Jeff N. Reed;[2011-02-28—2011-09-07] Jonathon B. Miller;[2013-05-08—] John A. Hudock;	Ted Lockwood [$0 - None];Daniel Carlucci [$0 - None];Edward L. Campbell [$0 - None];Joel M. Kallman [$0 - None];John A. Hudock [$0 - None];
Prudential QMA Defensive Equity B	DMGBX	[2005-04-30—2013-05-08] George H. Davis;[2005-04-13—2013-05-08] William V. Fries;[2005-09-30—2007-09-27] William H. Gross;[2005-06-28—2013-05-08] Thomas F. Marsico;[2005-12-16—2008-09-30] Christopher Najork;[2008-12-15—2011-01-24] Stephen Pesek;[2005-12-16—2013-05-08] Benno J. Fischer;[2006-09-30—2008-12-14] Robert C. Jones;[2005-04-13—2006-10-02] Jonathan A. Beinner;[1998-11-18—2005-04-13] John R. Reinsberg;[2012-07-16—2013-05-08] David N. Pearl;[2000-09-30—2005-04-13] David A. Kiefer;[2005-04-13—2013-05-08] Josef Lakonishok;[2005-04-13—2008-09-30] Robert W. Vishny;[1998-11-18—2002-02-11] William P. Rydell;[2005-12-16—2013-05-08] Paul A. Magnuson;[2005-04-13—2013-05-08] Sheldon J. Lieberman;[2008-07-15—2013-05-08] Bert L. Boksen;[2005-04-13—2006-10-02] Andrew Jessop;[2007-02-23—2009-10-01] David E. Green;[2007-12-31—2008-12-14] Mark M. Carhart;[2005-06-28—2008-12-14] Melissa Brown;[1998-11-18—2002-02-11] Mark W. Sikorski;[1998-11-18—2005-06-28] Kathleen A. McCarragher;[2013-05-08—] Ted Lockwood;[2005-04-13—2006-10-02] Rachel C. Golder;[2005-04-30—2009-10-01] Stanley Majcher;[1998-11-18—2005-06-28] Michael A. Del Balso;[2002-11-20—2008-09-30] William J. Wolfenden;[2008-07-31—2008-12-14] Scott Blasdell;[1998-11-18—2005-04-13] Paul Appleby;[2001-12-20—2013-05-08] Paul E. Viera;[2005-04-13—2008-12-14] Raffaele Zingone;[2005-07-11—2006-10-02] Mark J. Roach;[2005-09-30—2007-02-22] Joseph R. Huber;[2008-12-15—2012-07-15] Michael R. Mach;[2000-09-30—2005-04-13] Avi Z. Berg;[2012-07-16—2013-05-08] Janet K. Navon;[2005-06-28—2006-10-02] Gary Chropuvka;[2005-07-11—2013-05-08] Chris D. Wallis;[2005-07-11—2013-05-08] Scott J. Weber;[2005-04-13—2013-05-08] Menno Vermeulen;[2007-03-15—2011-01-01] Jeffrey S. Partenheimer;[2005-04-30—2013-05-08] Patricia McKenna;[2005-04-13—2013-05-08] Wendy Trevisani;[2005-04-13—2005-10-13] Cris Posada;[2005-04-13—2006-10-02] Tom Kenney;[2005-04-13—2006-10-02] Diana Gordon;[2005-04-13—2006-10-02] Robert Cignarella;[2006-09-30—2008-12-14] Terance Chen;[2013-05-08—] Daniel Carlucci;[2012-07-16—2013-05-08] Michael A. Welhoelter;[2006-01-01—2013-05-08] Puneet Mansharamani;[2006-02-01—2013-05-08] Lei Wang;[2007-12-31—2008-12-14] Andrew Alford;[2011-01-25—2013-05-08] Eric B. Fischman;[2010-11-29—2013-05-08] R. Burns McKinney;[2000-05-31—2013-05-08] Chris P. Dialynas;[2007-01-31—2008-07-14] D. Scott Tracy;[2010-11-29—2013-05-08] Judd Peters;[2010-11-29—2013-05-08] Scott McBride;[2013-05-08—] Edward L. Campbell;[2010-05-17—2012-07-20] A. Douglas Rao;[2008-10-01—2013-05-08] Thomas W. Oliver;[2013-05-08—] Joel M. Kallman;[2008-07-15—2013-05-08] Eric Mintz;[2010-05-17—2012-07-15] John D. Crowley;[2010-05-17—2012-07-15] Matthew F. Beaudry;[2010-05-17—2012-07-15] Stephen J. Kaszynski;[2011-02-28—2013-05-08] Coralie Witter;[2011-02-28—2013-05-08] Jeff N. Reed;[2011-02-28—2011-09-07] Jonathon B. Miller;[2013-05-08—] John A. Hudock;	Ted Lockwood [$0 - None];Daniel Carlucci [$0 - None];Edward L. Campbell [$0 - None];Joel M. Kallman [$0 - None];John A. Hudock [$0 - None];
Prudential QMA Defensive Equity C	PIMGX	[2005-04-30—2013-05-08] George H. Davis;[2005-04-13—2013-05-08] William V. Fries;[2005-09-30—2007-09-27] William H. Gross;[2005-06-28—2013-05-08] Thomas F. Marsico;[2005-12-16—2008-09-30] Christopher Najork;[2008-12-15—2011-01-24] Stephen Pesek;[2005-12-16—2013-05-08] Benno J. Fischer;[2006-09-30—2008-12-14] Robert C. Jones;[2005-04-13—2006-10-02] Jonathan A. Beinner;[1998-11-18—2005-04-13] John R. Reinsberg;[2012-07-16—2013-05-08] David N. Pearl;[2000-09-30—2005-04-13] David A. Kiefer;[2005-04-13—2013-05-08] Josef Lakonishok;[2005-04-13—2008-09-30] Robert W. Vishny;[1998-11-18—2002-02-11] William P. Rydell;[2005-12-16—2013-05-08] Paul A. Magnuson;[2005-04-13—2013-05-08] Sheldon J. Lieberman;[2008-07-15—2013-05-08] Bert L. Boksen;[2005-04-13—2006-10-02] Andrew Jessop;[2007-02-23—2009-10-01] David E. Green;[2007-12-31—2008-12-14] Mark M. Carhart;[2005-06-28—2008-12-14] Melissa Brown;[1998-11-18—2002-02-11] Mark W. Sikorski;[1998-11-18—2005-06-28] Kathleen A. McCarragher;[2013-05-08—] Ted Lockwood;[2005-04-13—2006-10-02] Rachel C. Golder;[2005-04-30—2009-10-01] Stanley Majcher;[1998-11-18—2005-06-28] Michael A. Del Balso;[2002-11-20—2008-09-30] William J. Wolfenden;[2008-07-31—2008-12-14] Scott Blasdell;[1998-11-18—2005-04-13] Paul Appleby;[2001-12-20—2013-05-08] Paul E. Viera;[2005-04-13—2008-12-14] Raffaele Zingone;[2005-07-11—2006-10-02] Mark J. Roach;[2005-09-30—2007-02-22] Joseph R. Huber;[2008-12-15—2012-07-15] Michael R. Mach;[2000-09-30—2005-04-13] Avi Z. Berg;[2012-07-16—2013-05-08] Janet K. Navon;[2005-06-28—2006-10-02] Gary Chropuvka;[2005-07-11—2013-05-08] Chris D. Wallis;[2005-07-11—2013-05-08] Scott J. Weber;[2005-04-13—2013-05-08] Menno Vermeulen;[2007-03-15—2011-01-01] Jeffrey S. Partenheimer;[2005-04-30—2013-05-08] Patricia McKenna;[2005-04-13—2013-05-08] Wendy Trevisani;[2005-04-13—2005-10-13] Cris Posada;[2005-04-13—2006-10-02] Tom Kenney;[2005-04-13—2006-10-02] Diana Gordon;[2005-04-13—2006-10-02] Robert Cignarella;[2006-09-30—2008-12-14] Terance Chen;[2013-05-08—] Daniel Carlucci;[2012-07-16—2013-05-08] Michael A. Welhoelter;[2006-01-01—2013-05-08] Puneet Mansharamani;[2006-02-01—2013-05-08] Lei Wang;[2007-12-31—2008-12-14] Andrew Alford;[2011-01-25—2013-05-08] Eric B. Fischman;[2010-11-29—2013-05-08] R. Burns McKinney;[2000-05-31—2013-05-08] Chris P. Dialynas;[2007-01-31—2008-07-14] D. Scott Tracy;[2010-11-29—2013-05-08] Judd Peters;[2010-11-29—2013-05-08] Scott McBride;[2013-05-08—] Edward L. Campbell;[2010-05-17—2012-07-20] A. Douglas Rao;[2008-10-01—2013-05-08] Thomas W. Oliver;[2013-05-08—] Joel M. Kallman;[2008-07-15—2013-05-08] Eric Mintz;[2010-05-17—2012-07-15] John D. Crowley;[2010-05-17—2012-07-15] Matthew F. Beaudry;[2010-05-17—2012-07-15] Stephen J. Kaszynski;[2011-02-28—2013-05-08] Coralie Witter;[2011-02-28—2013-05-08] Jeff N. Reed;[2011-02-28—2011-09-07] Jonathon B. Miller;[2013-05-08—] John A. Hudock;	Ted Lockwood [$0 - None];Daniel Carlucci [$0 - None];Edward L. Campbell [$0 - None];Joel M. Kallman [$0 - None];John A. Hudock [$0 - None];
Prudential QMA Defensive Equity R	SPMRX	[2005-04-30—2013-05-08] George H. Davis;[2005-04-13—2013-05-08] William V. Fries;[2005-09-30—2007-09-27] William H. Gross;[2005-06-28—2013-05-08] Thomas F. Marsico;[2005-12-16—2008-09-30] Christopher Najork;[2008-12-15—2011-01-24] Stephen Pesek;[2005-12-16—2013-05-08] Benno J. Fischer;[2006-09-30—2008-12-14] Robert C. Jones;[2005-04-13—2006-10-02] Jonathan A. Beinner;[1998-11-18—2005-04-13] John R. Reinsberg;[2012-07-16—2013-05-08] David N. Pearl;[2000-09-30—2005-04-13] David A. Kiefer;[2005-04-13—2013-05-08] Josef Lakonishok;[2005-04-13—2008-09-30] Robert W. Vishny;[1998-11-18—2002-02-11] William P. Rydell;[2005-12-16—2013-05-08] Paul A. Magnuson;[2005-04-13—2013-05-08] Sheldon J. Lieberman;[2008-07-15—2013-05-08] Bert L. Boksen;[2005-04-13—2006-10-02] Andrew Jessop;[2007-02-23—2009-10-01] David E. Green;[2007-12-31—2008-12-14] Mark M. Carhart;[2005-06-28—2008-12-14] Melissa Brown;[1998-11-18—2002-02-11] Mark W. Sikorski;[1998-11-18—2005-06-28] Kathleen A. McCarragher;[2013-05-08—] Ted Lockwood;[2005-04-13—2006-10-02] Rachel C. Golder;[2005-04-30—2009-10-01] Stanley Majcher;[1998-11-18—2005-06-28] Michael A. Del Balso;[2002-11-20—2008-09-30] William J. Wolfenden;[2008-07-31—2008-12-14] Scott Blasdell;[1998-11-18—2005-04-13] Paul Appleby;[2001-12-20—2013-05-08] Paul E. Viera;[2005-04-13—2008-12-14] Raffaele Zingone;[2005-07-11—2006-10-02] Mark J. Roach;[2005-09-30—2007-02-22] Joseph R. Huber;[2008-12-15—2012-07-15] Michael R. Mach;[2000-09-30—2005-04-13] Avi Z. Berg;[2012-07-16—2013-05-08] Janet K. Navon;[2005-06-28—2006-10-02] Gary Chropuvka;[2005-07-11—2013-05-08] Chris D. Wallis;[2005-07-11—2013-05-08] Scott J. Weber;[2005-04-13—2013-05-08] Menno Vermeulen;[2007-03-15—2011-01-01] Jeffrey S. Partenheimer;[2005-04-30—2013-05-08] Patricia McKenna;[2005-04-13—2013-05-08] Wendy Trevisani;[2005-04-13—2005-10-13] Cris Posada;[2005-04-13—2006-10-02] Tom Kenney;[2005-04-13—2006-10-02] Diana Gordon;[2005-04-13—2006-10-02] Robert Cignarella;[2006-09-30—2008-12-14] Terance Chen;[2013-05-08—] Daniel Carlucci;[2012-07-16—2013-05-08] Michael A. Welhoelter;[2006-01-01—2013-05-08] Puneet Mansharamani;[2006-02-01—2013-05-08] Lei Wang;[2007-12-31—2008-12-14] Andrew Alford;[2011-01-25—2013-05-08] Eric B. Fischman;[2010-11-29—2013-05-08] R. Burns McKinney;[2000-05-31—2013-05-08] Chris P. Dialynas;[2007-01-31—2008-07-14] D. Scott Tracy;[2010-11-29—2013-05-08] Judd Peters;[2010-11-29—2013-05-08] Scott McBride;[2013-05-08—] Edward L. Campbell;[2010-05-17—2012-07-20] A. Douglas Rao;[2008-10-01—2013-05-08] Thomas W. Oliver;[2013-05-08—] Joel M. Kallman;[2008-07-15—2013-05-08] Eric Mintz;[2010-05-17—2012-07-15] John D. Crowley;[2010-05-17—2012-07-15] Matthew F. Beaudry;[2010-05-17—2012-07-15] Stephen J. Kaszynski;[2011-02-28—2013-05-08] Coralie Witter;[2011-02-28—2013-05-08] Jeff N. Reed;[2011-02-28—2011-09-07] Jonathon B. Miller;[2013-05-08—] John A. Hudock;	Ted Lockwood [$0 - None];Daniel Carlucci [$0 - None];Edward L. Campbell [$0 - None];Joel M. Kallman [$0 - None];John A. Hudock [$0 - None];
Prudential QMA Defensive Equity Z	PDMZX	[2005-04-30—2013-05-08] George H. Davis;[2005-04-13—2013-05-08] William V. Fries;[2005-09-30—2007-09-27] William H. Gross;[2005-06-28—2013-05-08] Thomas F. Marsico;[2005-12-16—2008-09-30] Christopher Najork;[2008-12-15—2011-01-24] Stephen Pesek;[2005-12-16—2013-05-08] Benno J. Fischer;[2006-09-30—2008-12-14] Robert C. Jones;[2005-04-13—2006-10-02] Jonathan A. Beinner;[1998-11-18—2005-04-13] John R. Reinsberg;[2012-07-16—2013-05-08] David N. Pearl;[2000-09-30—2005-04-13] David A. Kiefer;[2005-04-13—2013-05-08] Josef Lakonishok;[2005-04-13—2008-09-30] Robert W. Vishny;[1998-11-18—2002-02-11] William P. Rydell;[2005-12-16—2013-05-08] Paul A. Magnuson;[2005-04-13—2013-05-08] Sheldon J. Lieberman;[2008-07-15—2013-05-08] Bert L. Boksen;[2005-04-13—2006-10-02] Andrew Jessop;[2007-02-23—2009-10-01] David E. Green;[2007-12-31—2008-12-14] Mark M. Carhart;[2005-06-28—2008-12-14] Melissa Brown;[1998-11-18—2002-02-11] Mark W. Sikorski;[1998-11-18—2005-06-28] Kathleen A. McCarragher;[2013-05-08—] Ted Lockwood;[2005-04-13—2006-10-02] Rachel C. Golder;[2005-04-30—2009-10-01] Stanley Majcher;[1998-11-18—2005-06-28] Michael A. Del Balso;[2002-11-20—2008-09-30] William J. Wolfenden;[2008-07-31—2008-12-14] Scott Blasdell;[1998-11-18—2005-04-13] Paul Appleby;[2001-12-20—2013-05-08] Paul E. Viera;[2005-04-13—2008-12-14] Raffaele Zingone;[2005-07-11—2006-10-02] Mark J. Roach;[2005-09-30—2007-02-22] Joseph R. Huber;[2008-12-15—2012-07-15] Michael R. Mach;[2000-09-30—2005-04-13] Avi Z. Berg;[2012-07-16—2013-05-08] Janet K. Navon;[2005-06-28—2006-10-02] Gary Chropuvka;[2005-07-11—2013-05-08] Chris D. Wallis;[2005-07-11—2013-05-08] Scott J. Weber;[2005-04-13—2013-05-08] Menno Vermeulen;[2007-03-15—2011-01-01] Jeffrey S. Partenheimer;[2005-04-30—2013-05-08] Patricia McKenna;[2005-04-13—2013-05-08] Wendy Trevisani;[2005-04-13—2005-10-13] Cris Posada;[2005-04-13—2006-10-02] Tom Kenney;[2005-04-13—2006-10-02] Diana Gordon;[2005-04-13—2006-10-02] Robert Cignarella;[2006-09-30—2008-12-14] Terance Chen;[2013-05-08—] Daniel Carlucci;[2012-07-16—2013-05-08] Michael A. Welhoelter;[2006-01-01—2013-05-08] Puneet Mansharamani;[2006-02-01—2013-05-08] Lei Wang;[2007-12-31—2008-12-14] Andrew Alford;[2011-01-25—2013-05-08] Eric B. Fischman;[2010-11-29—2013-05-08] R. Burns McKinney;[2000-05-31—2013-05-08] Chris P. Dialynas;[2007-01-31—2008-07-14] D. Scott Tracy;[2010-11-29—2013-05-08] Judd Peters;[2010-11-29—2013-05-08] Scott McBride;[2013-05-08—] Edward L. Campbell;[2010-05-17—2012-07-20] A. Douglas Rao;[2008-10-01—2013-05-08] Thomas W. Oliver;[2013-05-08—] Joel M. Kallman;[2008-07-15—2013-05-08] Eric Mintz;[2010-05-17—2012-07-15] John D. Crowley;[2010-05-17—2012-07-15] Matthew F. Beaudry;[2010-05-17—2012-07-15] Stephen J. Kaszynski;[2011-02-28—2013-05-08] Coralie Witter;[2011-02-28—2013-05-08] Jeff N. Reed;[2011-02-28—2011-09-07] Jonathon B. Miller;[2013-05-08—] John A. Hudock;	Ted Lockwood [$0 - None];Daniel Carlucci [$0 - None];Edward L. Campbell [$0 - None];Joel M. Kallman [$0 - None];John A. Hudock [$0 - None];
QS Defensive Growth A	SBCPX	[1996-02-05—2006-05-30] R. Jay Gerken;[2003-12-31—2014-05-30] Steven D. Bleiberg;[1996-02-05—2000-05-30] Thomas B. Stiles;[2014-05-30—] Thomas Picciochi;[2001-12-31—2012-06-05] Andrew Purdy;[2016-06-14—] Adam J. Petryk;[2012-05-31—2016-06-14] Y. Wayne Lin;[2012-06-05—2014-05-30] Patricia Duffy Maxwell;[2014-05-30—] Ellen Tesler;	Thomas Picciochi [$0 - None];Adam J. Petryk [$0 - None];Ellen Tesler [$0 - None];
QS Defensive Growth C	LWLAX	[1996-02-05—2006-05-30] R. Jay Gerken;[2003-12-31—2014-05-30] Steven D. Bleiberg;[1996-02-05—2000-05-30] Thomas B. Stiles;[2014-05-30—] Thomas Picciochi;[2001-12-31—2012-06-05] Andrew Purdy;[2016-06-14—] Adam J. Petryk;[2012-05-31—2016-06-14] Y. Wayne Lin;[2012-06-05—2014-05-30] Patricia Duffy Maxwell;[2014-05-30—] Ellen Tesler;	Thomas Picciochi [$0 - None];Adam J. Petryk [$0 - None];Ellen Tesler [$0 - None];
QS Defensive Growth C1	SBCLX	[1996-02-05—2006-05-30] R. Jay Gerken;[2003-12-31—2014-05-30] Steven D. Bleiberg;[1996-02-05—2000-05-30] Thomas B. Stiles;[2014-05-30—] Thomas Picciochi;[2001-12-31—2012-06-05] Andrew Purdy;[2016-06-14—] Adam J. Petryk;[2012-05-31—2016-06-14] Y. Wayne Lin;[2012-06-05—2014-05-30] Patricia Duffy Maxwell;[2014-05-30—] Ellen Tesler;	Thomas Picciochi [$0 - None];Adam J. Petryk [$0 - None];Ellen Tesler [$0 - None];
QS Defensive Growth I	LMGIX	[1996-02-05—2006-05-30] R. Jay Gerken;[2003-12-31—2014-05-30] Steven D. Bleiberg;[1996-02-05—2000-05-30] Thomas B. Stiles;[2014-05-30—] Thomas Picciochi;[2001-12-31—2012-06-05] Andrew Purdy;[2016-06-14—] Adam J. Petryk;[2012-05-31—2016-06-14] Y. Wayne Lin;[2012-06-05—2014-05-30] Patricia Duffy Maxwell;[2014-05-30—] Ellen Tesler;	Thomas Picciochi [$0 - None];Adam J. Petryk [$0 - None];Ellen Tesler [$0 - None];
QS Defensive Growth R	LMLRX	[1996-02-05—2006-05-30] R. Jay Gerken;[2003-12-31—2014-05-30] Steven D. Bleiberg;[1996-02-05—2000-05-30] Thomas B. Stiles;[2014-05-30—] Thomas Picciochi;[2001-12-31—2012-06-05] Andrew Purdy;[2016-06-14—] Adam J. Petryk;[2012-05-31—2016-06-14] Y. Wayne Lin;[2012-06-05—2014-05-30] Patricia Duffy Maxwell;[2014-05-30—] Ellen Tesler;	Thomas Picciochi [$0 - None];Adam J. Petryk [$0 - None];Ellen Tesler [$0 - None];
Rational Defensive Growth A	HSUAX	[2014-03-31—2016-01-01] Kirk Mentzer;[2002-09-30—2015-09-18] B. Randolph (Randy) Bateman;[2015-09-18—2016-01-01] Peter A. Sorrentino;[2016-01-01—] David Miller;[2016-01-01—] Michael Schoonover;	David Miller [$0 - None];Michael Schoonover [$0 - None];
Rational Defensive Growth C	HSUCX	[2014-03-31—2016-01-01] Kirk Mentzer;[2002-09-30—2015-09-18] B. Randolph (Randy) Bateman;[2015-09-18—2016-01-01] Peter A. Sorrentino;[2016-01-01—] David Miller;[2016-01-01—] Michael Schoonover;	David Miller [$0 - None];Michael Schoonover [$0 - None];
Rational Defensive Growth Instl	HSUTX	[2014-03-31—2016-01-01] Kirk Mentzer;[2002-09-30—2015-09-18] B. Randolph (Randy) Bateman;[2015-09-18—2016-01-01] Peter A. Sorrentino;[2016-01-01—] David Miller;[2016-01-01—] Michael Schoonover;	David Miller [$0 - None];Michael Schoonover [$0 - None];
Russell US Defensive Equity A	REQAX	[2000-03-01—2006-02-28] Eric W. Ogard;[1999-07-01—2002-03-01] Brian C. Tipple;[1999-01-04—2006-02-28] Dennis J. Trittin;[2002-03-01—2006-02-28] Ronald C. Dugan;[2009-01-01—2010-06-30] Dennis W. Jensen;[2004-02-27—2008-12-31] Tom Monroe;[2005-04-30—2011-03-01] Brian C. Mock;[2014-06-03—] Richard F. Johnson;[2010-07-01—2013-12-18] Richard Yasenchak;[2013-12-18—] David L. Hintz;	Richard F. Johnson [$0 - None];David L. Hintz [$0 - None];
Russell US Defensive Equity C	REQCX	[2000-03-01—2006-02-28] Eric W. Ogard;[1999-07-01—2002-03-01] Brian C. Tipple;[1999-01-04—2006-02-28] Dennis J. Trittin;[2002-03-01—2006-02-28] Ronald C. Dugan;[2009-01-01—2010-06-30] Dennis W. Jensen;[2004-02-27—2008-12-31] Tom Monroe;[2005-04-30—2011-03-01] Brian C. Mock;[2014-06-03—] Richard F. Johnson;[2010-07-01—2013-12-18] Richard Yasenchak;[2013-12-18—] David L. Hintz;	Richard F. Johnson [$0 - None];David L. Hintz [$0 - None];
Russell US Defensive Equity E	REQEX	[2000-03-01—2006-02-28] Eric W. Ogard;[1999-07-01—2002-03-01] Brian C. Tipple;[1999-01-04—2006-02-28] Dennis J. Trittin;[2002-03-01—2006-02-28] Ronald C. Dugan;[2009-01-01—2010-06-30] Dennis W. Jensen;[2004-02-27—2008-12-31] Tom Monroe;[2005-04-30—2011-03-01] Brian C. Mock;[2014-06-03—] Richard F. Johnson;[2010-07-01—2013-12-18] Richard Yasenchak;[2013-12-18—] David L. Hintz;	Richard F. Johnson [$0 - None];David L. Hintz [$0 - None];
Russell US Defensive Equity I	REDSX	[2000-03-01—2006-02-28] Eric W. Ogard;[1999-07-01—2002-03-01] Brian C. Tipple;[1999-01-04—2006-02-28] Dennis J. Trittin;[2002-03-01—2006-02-28] Ronald C. Dugan;[2009-01-01—2010-06-30] Dennis W. Jensen;[2004-02-27—2008-12-31] Tom Monroe;[2005-04-30—2011-03-01] Brian C. Mock;[2014-06-03—] Richard F. Johnson;[2010-07-01—2013-12-18] Richard Yasenchak;[2013-12-18—] David L. Hintz;	Richard F. Johnson [$0 - None];David L. Hintz [$0 - None];
Russell US Defensive Equity S	REQTX	[2000-03-01—2006-02-28] Eric W. Ogard;[1999-07-01—2002-03-01] Brian C. Tipple;[1999-01-04—2006-02-28] Dennis J. Trittin;[2002-03-01—2006-02-28] Ronald C. Dugan;[2009-01-01—2010-06-30] Dennis W. Jensen;[2004-02-27—2008-12-31] Tom Monroe;[2005-04-30—2011-03-01] Brian C. Mock;[2014-06-03—] Richard F. Johnson;[2010-07-01—2013-12-18] Richard Yasenchak;[2013-12-18—] David L. Hintz;	Richard F. Johnson [$0 - None];David L. Hintz [$0 - None];
Russell US Defensive Equity Y	REUYX	[2000-03-01—2006-02-28] Eric W. Ogard;[1999-07-01—2002-03-01] Brian C. Tipple;[1999-01-04—2006-02-28] Dennis J. Trittin;[2002-03-01—2006-02-28] Ronald C. Dugan;[2009-01-01—2010-06-30] Dennis W. Jensen;[2004-02-27—2008-12-31] Tom Monroe;[2005-04-30—2011-03-01] Brian C. Mock;[2014-06-03—] Richard F. Johnson;[2010-07-01—2013-12-18] Richard Yasenchak;[2013-12-18—] David L. Hintz;	Richard F. Johnson [$0 - None];David L. Hintz [$0 - None];
SEI Defensive Strategy A (SAAT)	SNSAX	[2006-07-31—2009-03-31] Daniel Nevins;[2003-11-17—2012-03-27] John J. McCue;[2009-12-31—2016-07-31] James R. Solloway;[2012-03-27—] James Smigiel;[2012-03-27—] Ryan Schneck;[2012-03-27—2015-07-31] Casey Anderson;[2016-07-31—] Bryan Hoffman;	James Smigiel [$0 - None];Ryan Schneck [$0 - None];Bryan Hoffman [$0 - None];
SEI Defensive Strategy Allc A (SAAT)	STDAX	[2006-07-31—2010-07-31] Daniel Nevins;[2003-11-17—2012-03-27] John J. McCue;[2009-12-31—2016-07-31] James R. Solloway;[2012-03-27—] James Smigiel;[2012-03-27—] Ryan Schneck;[2012-03-27—2015-07-31] Casey Anderson;[2016-07-31—] Bryan Hoffman;	James Smigiel [$0 - None];Ryan Schneck [$0 - None];Bryan Hoffman [$0 - None];
SEI Defensive Strategy I (SAAT)	SEDIX	[2006-07-31—2009-03-31] Daniel Nevins;[2003-11-17—2012-03-27] John J. McCue;[2009-12-31—2016-07-31] James R. Solloway;[2012-03-27—] James Smigiel;[2012-03-27—] Ryan Schneck;[2012-03-27—2015-07-31] Casey Anderson;[2016-07-31—] Bryan Hoffman;	James Smigiel [$0 - None];Ryan Schneck [$0 - None];Bryan Hoffman [$0 - None];
Stadion Defensive International A	STOAX	[2012-04-02—2013-04-01] Timothy Allen Chapman;[2012-04-02—2013-04-01] Judson P. Doherty;[2012-04-02—2013-04-01] Gregory L. Morris;[2012-04-02—] Brad A. Thompson;[2013-04-01—] William McGough;[2013-04-01—] John M. Wiens;	Brad A. Thompson [$10,001-$50,000];William McGough [$1-$10,000];John M. Wiens [$10,001-$50,000];
Stadion Defensive International C	STOGX	[2012-04-02—2013-04-01] Timothy Allen Chapman;[2012-04-02—2013-04-01] Judson P. Doherty;[2012-04-02—2013-04-01] Gregory L. Morris;[2012-04-02—] Brad A. Thompson;[2013-04-01—] William McGough;[2013-04-01—] John M. Wiens;	Brad A. Thompson [$10,001-$50,000];William McGough [$1-$10,000];John M. Wiens [$10,001-$50,000];
Stadion Defensive International I	STOIX	[2012-04-02—2013-04-01] Timothy Allen Chapman;[2012-04-02—2013-04-01] Judson P. Doherty;[2012-04-02—2013-04-01] Gregory L. Morris;[2012-04-02—] Brad A. Thompson;[2013-04-01—] William McGough;[2013-04-01—] John M. Wiens;	Brad A. Thompson [$10,001-$50,000];William McGough [$1-$10,000];John M. Wiens [$10,001-$50,000];
Stadion Tactical Defensive A	ETFRX	[2006-09-15—2013-04-01] Timothy Allen Chapman;[2006-06-30—2015-09-28] Judson P. Doherty;[2006-09-15—2014-09-26] Gregory L. Morris;[2009-10-01—] Brad A. Thompson;[2015-09-28—] Clayton Fresk;[2013-04-01—] William McGough;	Brad A. Thompson [$10,001-$50,000];Clayton Fresk [$0 - None];William McGough [$1-$10,000];
Stadion Tactical Defensive C	ETFZX	[2006-09-15—2013-04-01] Timothy Allen Chapman;[2006-06-30—2015-09-28] Judson P. Doherty;[2006-09-15—2014-09-26] Gregory L. Morris;[2009-10-01—] Brad A. Thompson;[2015-09-28—] Clayton Fresk;[2013-04-01—] William McGough;	Brad A. Thompson [$10,001-$50,000];Clayton Fresk [$0 - None];William McGough [$1-$10,000];
Stadion Tactical Defensive I	ETFWX	[2006-09-15—2013-04-01] Timothy Allen Chapman;[2006-06-30—2015-09-28] Judson P. Doherty;[2006-09-15—2014-09-26] Gregory L. Morris;[2009-10-01—] Brad A. Thompson;[2015-09-28—] Clayton Fresk;[2013-04-01—] William McGough;	Brad A. Thompson [$10,001-$50,000];Clayton Fresk [$0 - None];William McGough [$1-$10,000];
Timothy Plan Defensive Strategies A	TPDAX	[2009-11-04—] John S. Williams;[2009-11-04—] David R. Hardin;[2009-11-04—] J. Scott McDonald;[2010-08-06—] Damon J. Andres;[2009-11-04—] Arthur D. Ally;[2010-08-06—] Babak Zenouzi;[2009-11-04—] Mark C. Luchsinger;[2011-09-27—] Adam C. De Chiara;[2014-12-31—] Erik A. Olson;	John S. Williams [$0 - None];David R. Hardin [$0 - None];J. Scott McDonald [$0 - None];Damon J. Andres [$0 - None];Arthur D. Ally [NA - FC Inconsistent];Babak Zenouzi [$0 - None];Mark C. Luchsinger [$0 - None];Adam C. De Chiara [$0 - None];Erik A. Olson [$0 - None];
Timothy Plan Defensive Strategies C	TPDCX	[2009-11-04—] John S. Williams;[2009-11-04—] David R. Hardin;[2009-11-04—] J. Scott McDonald;[2010-08-06—] Damon J. Andres;[2009-11-04—] Arthur D. Ally;[2010-08-06—] Babak Zenouzi;[2009-11-04—] Mark C. Luchsinger;[2011-09-27—] Adam C. De Chiara;[2014-12-31—] Erik A. Olson;	John S. Williams [$0 - None];David R. Hardin [$0 - None];J. Scott McDonald [$0 - None];Damon J. Andres [$0 - None];Arthur D. Ally [NA - FC Inconsistent];Babak Zenouzi [$0 - None];Mark C. Luchsinger [$0 - None];Adam C. De Chiara [$0 - None];Erik A. Olson [$0 - None];
Timothy Plan Defensive Strategies I	TPDIX	[2009-11-04—] John S. Williams;[2009-11-04—] David R. Hardin;[2009-11-04—] J. Scott McDonald;[2010-08-06—] Damon J. Andres;[2009-11-04—] Arthur D. Ally;[2010-08-06—] Babak Zenouzi;[2009-11-04—] Mark C. Luchsinger;[2011-09-27—] Adam C. De Chiara;[2014-12-31—] Erik A. Olson;	John S. Williams [$0 - None];David R. Hardin [$0 - None];J. Scott McDonald [$0 - None];Damon J. Andres [$0 - None];Arthur D. Ally [NA - FC Inconsistent];Babak Zenouzi [$0 - None];Mark C. Luchsinger [$0 - None];Adam C. De Chiara [$0 - None];Erik A. Olson [$0 - None];
Toews Tactical Defensive Alpha	TTDAX	[2016-01-07—] Phillip R. Toews;[2016-01-07—] Randall Schroeder;[2016-01-07—] Jason Graffius;	Phillip R. Toews [$0 - None];Randall Schroeder [$0 - None];Jason Graffius [$0 - None];
Value Line Defensive Strategies Instl	VLDIX	[2011-01-31—] Bradley H. Alford	Bradley H. Alford [$50,001-$100,000]
Value Line Defensive Strategies Investor	VLDSX	[2011-01-31—] Bradley H. Alford	Bradley H. Alford [$50,001-$100,000]

Name	Ticker	Manager Tenure (Longest)	Manager Tenure (Average)	Primary Prospectus Benchmark	Primary Prospectus Benchmark Id	Primary Prospectus Benchmark Inception Date	Strategic Beta	Strategic Beta Group
ALPS/Stadion Tactical Defensive I		2.67	2.00	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
ALPS/Stadion Tactical Defensive III	ALSTX	2.67	2.00	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
AmericaFirst Defensive Growth A	DGQAX	5.58	5.58	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
AmericaFirst Defensive Growth I	DGQIX	5.58	5.58	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
AmericaFirst Defensive Growth U	DGQUX	5.58	5.58	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
AQR Emerging Defensive Style I	AZEIX	4.42	3.50	MSCI EM NR USD	XIUSA04F2T	1/1/2001	Not Applicable
AQR Emerging Defensive Style N	AZENX	4.42	3.50	MSCI EM NR USD	XIUSA04F2T	1/1/2001	Not Applicable
AQR Emerging Defensive Style R6	AZERX	4.42	3.50	MSCI EM NR USD	XIUSA04F2T	1/1/2001	Not Applicable
AQR International Defensive Style I	ANDIX	4.42	3.50	MSCI World ex USA NR USD	XIUSA000PY	12/31/1969	Not Applicable
AQR International Defensive Style N	ANDNX	4.42	3.50	MSCI World ex USA NR USD	XIUSA000PY	12/31/1969	Not Applicable
AQR International Defensive Style R6	ANDRX	4.42	3.50	MSCI World ex USA NR USD	XIUSA000PY	12/31/1969	Not Applicable
AQR Large Cap Defensive Style I	AUEIX	4.42	3.50	Russell 1000 TR USD	XIUSA000O4	12/31/1978	Not Applicable
AQR Large Cap Defensive Style N	AUENX	4.42	3.50	Russell 1000 TR USD	XIUSA000O4	12/31/1978	Not Applicable
AQR Large Cap Defensive Style R6	QUERX	4.42	3.50	Russell 1000 TR USD	XIUSA000O4	12/31/1978	Not Applicable
Aspiriant Defensive Allocation	RMDFX	1.00	1.00				Not Applicable
GMG Defensive Beta	MPDAX	7.33	7.33	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
Guggenheim RBP® Large-Cap Defensive A	TVDAX	6.67	5.08	Guggenheim RBP LC Defensive USD			No	Not Applicable
Guggenheim RBP® Large-Cap Defensive C	TVDCX	6.67	5.08	Guggenheim RBP LC Defensive USD			No	Not Applicable
Guggenheim RBP® Large-Cap Defensive I	TVIDX	6.67	5.08	Guggenheim RBP LC Defensive USD			No	Not Applicable
Guggenheim RBP® Large-Cap Defensive P	TVFDX	6.67	5.08	Guggenheim RBP LC Defensive USD			No	Not Applicable
Prudential QMA Defensive Equity A	PAMGX	3.58	3.58	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
Prudential QMA Defensive Equity B	DMGBX	3.58	3.58	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
Prudential QMA Defensive Equity C	PIMGX	3.58	3.58	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
Prudential QMA Defensive Equity R	SPMRX	3.58	3.58	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
Prudential QMA Defensive Equity Z	PDMZX	3.58	3.58	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
QS Defensive Growth A	SBCPX	2.58	1.89	BBgBarc US Agg Bond TR USD	XIUSA000MC	1/1/1976	Not Applicable
QS Defensive Growth C	LWLAX	2.58	1.89	BBgBarc US Agg Bond TR USD	XIUSA000MC	1/1/1976	Not Applicable
QS Defensive Growth C1	SBCLX	2.58	1.89	BBgBarc US Agg Bond TR USD	XIUSA000MC	1/1/1976	Not Applicable
QS Defensive Growth I	LMGIX	2.58	1.89	BBgBarc US Agg Bond TR USD	XIUSA000MC	1/1/1976	Not Applicable
QS Defensive Growth R	LMLRX	2.58	1.89	BBgBarc US Agg Bond TR USD	XIUSA000MC	1/1/1976	Not Applicable
Rational Defensive Growth A	HSUAX	0.92	0.92	S&P SmallCap 600 TR USD	XIUSA04GQM	1/31/1995	Not Applicable
Rational Defensive Growth C	HSUCX	0.92	0.92	S&P SmallCap 600 TR USD	XIUSA04GQM	1/31/1995	Not Applicable
Rational Defensive Growth Instl	HSUTX	0.92	0.92	S&P SmallCap 600 TR USD	XIUSA04GQM	1/31/1995	Not Applicable
Russell US Defensive Equity A	REQAX	3.00	2.75	Russell 1000 Defensive TR USD	F00000MFW9	6/28/1996	Not Applicable
Russell US Defensive Equity C	REQCX	3.00	2.75	Russell 1000 Defensive TR USD	F00000MFW9	6/28/1996	Not Applicable
Russell US Defensive Equity E	REQEX	3.00	2.75	Russell 1000 Defensive TR USD	F00000MFW9	6/28/1996	Not Applicable
Russell US Defensive Equity I	REDSX	3.00	2.75	Russell 1000 Defensive TR USD	F00000MFW9	6/28/1996	Not Applicable
Russell US Defensive Equity S	REQTX	3.00	2.75	Russell 1000 Defensive TR USD	F00000MFW9	6/28/1996	Not Applicable
Russell US Defensive Equity Y	REUYX	3.00	2.75	Russell 1000 Defensive TR USD	F00000MFW9	6/28/1996	Not Applicable
SEI Defensive Strategy A (SAAT)	SNSAX	4.75	3.31	BBgBarc US Agg Bond TR USD	XIUSA000MC	1/1/1976	Not Applicable
SEI Defensive Strategy Allc A (SAAT)	STDAX	4.75	3.31	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
SEI Defensive Strategy I (SAAT)	SEDIX	4.75	3.31	BBgBarc US Agg Bond TR USD	XIUSA000MC	1/1/1976	Not Applicable
Stadion Defensive International A	STOAX	4.67	4.00	MSCI EAFE NR USD	XIUSA000PK	3/31/1986	Not Applicable
Stadion Defensive International C	STOGX	4.67	4.00	MSCI EAFE NR USD	XIUSA000PK	3/31/1986	Not Applicable
Stadion Defensive International I	STOIX	4.67	4.00	MSCI EAFE NR USD	XIUSA000PK	3/31/1986	Not Applicable
Stadion Tactical Defensive A	ETFRX	7.17	4.03	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
Stadion Tactical Defensive C	ETFZX	7.17	4.03	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
Stadion Tactical Defensive I	ETFWX	7.17	4.03	S&P 500 TR USD	XIUSA04G92	9/11/1989	Not Applicable
Timothy Plan Defensive Strategies A	TPDAX	7.08	6.15	DJ US Moderately Conservative TR USD	XIUSA0014F	12/31/1982	Not Applicable
Timothy Plan Defensive Strategies C	TPDCX	7.08	6.15	DJ US Moderately Conservative TR USD	XIUSA0014F	12/31/1982	Not Applicable
Timothy Plan Defensive Strategies I	TPDIX	7.08	6.15	DJ US Moderately Conservative TR USD	XIUSA0014F	12/31/1982	Not Applicable
Toews Tactical Defensive Alpha	TTDAX	0.92	0.92				Not Applicable
Value Line Defensive Strategies Instl	VLDIX	5.92	5.92	HFRX Global Hedge Fund USD	FOUSA08SVZ	1/30/1998	Not Applicable
Value Line Defensive Strategies Investor	VLDSX	5.92	5.92	HFRX Global Hedge Fund USD	FOUSA08SVZ	1/30/1998	Not Applicable

Name	Ticker	Strategic Beta Attributes	Net Assets Date	Net Assets - Share Class Base Currency	Fund Size Date	Fund Size Base Currency	Shares Outstanding Date	Shares Outstanding	Holding of an Investment	Oldest Share Class
ALPS/Stadion Tactical Defensive I			12/7/2016	55,305	12/7/2016	4,652,654	12/7/2016	5,323.37	Yes	Yes
ALPS/Stadion Tactical Defensive III	ALSTX		12/7/2016	4,597,349	12/7/2016	4,652,654	12/7/2016	431,486.82	Yes	No
AmericaFirst Defensive Growth A	DGQAX		12/7/2016	19,439,584	12/7/2016	53,357,118			No	No
AmericaFirst Defensive Growth I	DGQIX		12/7/2016	23,992,147	12/7/2016	53,357,118			No	Yes
AmericaFirst Defensive Growth U	DGQUX		12/7/2016	9,925,387	12/7/2016	53,357,118			No	No
AQR Emerging Defensive Style I	AZEIX		12/7/2016	44,087,830	12/7/2016	44,422,932			Yes	Yes
AQR Emerging Defensive Style N	AZENX		12/7/2016	157,305	12/7/2016	44,422,932			No	No
AQR Emerging Defensive Style R6	AZERX		12/7/2016	177,797	12/7/2016	44,422,932			No	No
AQR International Defensive Style I	ANDIX		12/7/2016	95,691,200	12/7/2016	134,052,758			No	Yes
AQR International Defensive Style N	ANDNX		12/7/2016	24,050,628	12/7/2016	134,052,758			Yes	No
AQR International Defensive Style R6	ANDRX		12/7/2016	14,310,930	12/7/2016	134,052,758			Yes	No
AQR Large Cap Defensive Style I	AUEIX		12/7/2016	536,898,261	12/7/2016	904,630,450			Yes	Yes
AQR Large Cap Defensive Style N	AUENX		12/7/2016	232,936,272	12/7/2016	904,630,450			Yes	No
AQR Large Cap Defensive Style R6	QUERX		12/7/2016	134,795,917	12/7/2016	904,630,450			Yes	No
Aspiriant Defensive Allocation	RMDFX		12/7/2016	503,464,775	12/7/2016	503,464,775			No	Yes
GMG Defensive Beta	MPDAX		12/7/2016	18,269,006	12/7/2016	18,269,006			No	Yes
Guggenheim RBP® Large-Cap Defensive A	TVDAX	Not Applicable;	12/7/2016	5,372,835	12/7/2016	23,763,386			No	No
Guggenheim RBP® Large-Cap Defensive C	TVDCX	Not Applicable;	12/7/2016	7,484,970	12/7/2016	23,763,386			No	No
Guggenheim RBP® Large-Cap Defensive I	TVIDX	Not Applicable;	12/7/2016	10,112,424	12/7/2016	23,763,386			No	No
Guggenheim RBP® Large-Cap Defensive P	TVFDX	Not Applicable;	12/7/2016	793,157	12/7/2016	23,763,386			No	Yes
Prudential QMA Defensive Equity A	PAMGX		12/7/2016	173,285,056	12/7/2016	230,242,496			No	No
Prudential QMA Defensive Equity B	DMGBX		12/7/2016	8,971,822	12/7/2016	230,242,496			No	No
Prudential QMA Defensive Equity C	PIMGX		12/7/2016	40,544,720	12/7/2016	230,242,496			No	No
Prudential QMA Defensive Equity R	SPMRX		12/7/2016	326,359	12/7/2016	230,242,496			No	No
Prudential QMA Defensive Equity Z	PDMZX		12/7/2016	7,114,539	12/7/2016	230,242,496			No	Yes
QS Defensive Growth A	SBCPX		12/7/2016	126,780,998	12/7/2016	137,282,846			Yes	Yes
QS Defensive Growth C	LWLAX		12/7/2016	4,782,251	12/7/2016	137,282,846			No	No
QS Defensive Growth C1	SBCLX		12/7/2016	3,372,448	12/7/2016	137,282,846			No	No
QS Defensive Growth I	LMGIX		12/7/2016	2,306,905	12/7/2016	137,282,846			No	No
QS Defensive Growth R	LMLRX		12/7/2016	40,244	12/7/2016	137,282,846			No	No
Rational Defensive Growth A	HSUAX		12/7/2016	15,959,603	12/7/2016	19,752,458			No	Yes
Rational Defensive Growth C	HSUCX		12/7/2016	437,386	12/7/2016	19,752,458			No	No
Rational Defensive Growth Instl	HSUTX		12/7/2016	3,355,469	12/7/2016	19,752,458			Yes	No
Russell US Defensive Equity A	REQAX		12/7/2016	29,379,217	12/7/2016	638,686,728			No	No
Russell US Defensive Equity C	REQCX		12/7/2016	44,956,205	12/7/2016	638,686,728			No	No
Russell US Defensive Equity E	REQEX		12/7/2016	6,125,930	12/7/2016	638,686,728			Yes	No
Russell US Defensive Equity I	REDSX		12/7/2016	157,425,453	12/7/2016	638,686,728			No	Yes
Russell US Defensive Equity S	REQTX		12/7/2016	185,055,838	12/7/2016	638,686,728			Yes	No
Russell US Defensive Equity Y	REUYX		12/7/2016	215,744,085	12/7/2016	638,686,728			Yes	No
SEI Defensive Strategy A (SAAT)	SNSAX		12/7/2016	33,339,293	12/7/2016	34,277,355			No	Yes
SEI Defensive Strategy Allc A (SAAT)	STDAX		12/7/2016	8,209,037	12/7/2016	8,209,037			No	Yes
SEI Defensive Strategy I (SAAT)	SEDIX		12/7/2016	938,062	12/7/2016	34,277,355			No	No
Stadion Defensive International A	STOAX		12/7/2016	4,528,982	12/7/2016	7,057,266	12/7/2016	552,436.58	No	No
Stadion Defensive International C	STOGX		12/7/2016	144,795	12/7/2016	7,057,266	12/7/2016	18,171.68	No	No
Stadion Defensive International I	STOIX		12/7/2016	2,383,489	12/7/2016	7,057,266	12/7/2016	288,117.39	No	Yes
Stadion Tactical Defensive A	ETFRX		12/7/2016	18,270,982	12/7/2016	38,336,929			No	Yes
Stadion Tactical Defensive C	ETFZX		12/7/2016	9,064,252	12/7/2016	38,336,929			No	No
Stadion Tactical Defensive I	ETFWX		12/7/2016	11,001,695	12/7/2016	38,336,929	12/7/2016	913,301.63	No	No
Timothy Plan Defensive Strategies A	TPDAX		12/7/2016	64,245,507	12/7/2016	73,420,796			Yes	Yes
Timothy Plan Defensive Strategies C	TPDCX		12/7/2016	8,694,547	12/7/2016	73,420,796			No	No
Timothy Plan Defensive Strategies I	TPDIX		12/7/2016	480,742	12/7/2016	73,420,796			No	No
Toews Tactical Defensive Alpha	TTDAX		12/7/2016	77,771,236	12/7/2016	77,771,236			No	Yes
Value Line Defensive Strategies Instl	VLDIX		12/7/2016	12,068,096	12/7/2016	12,510,507			No	Yes
Value Line Defensive Strategies Investor	VLDSX		12/7/2016	442,411	12/7/2016	12,510,507			No	No

Name	Ticker	12 Mo Yield Date	12 Mo Yield	Latest Dividend Date	Latest Dividend Base Currency	Latest Dividend NAV Base Currency	Share Split	Latest Capital Gain Date	Latest Capital Gain Base Currency	Latest Capital Gain NAV Base Currency
ALPS/Stadion Tactical Defensive I		11/30/2016	3.00	12/14/2015	0.30	9.35
ALPS/Stadion Tactical Defensive III	ALSTX	11/30/2016	0.07	12/14/2015	0.01	9.63
AmericaFirst Defensive Growth A	DGQAX	11/30/2016	0.00	9/27/2012	0.07	10.63		12/21/2015	0.08	11.42
AmericaFirst Defensive Growth I	DGQIX	11/30/2016	0.00	9/27/2012	0.09	10.70		12/21/2015	0.08	11.92
AmericaFirst Defensive Growth U	DGQUX	11/30/2016	0.00	9/27/2012	0.06	10.55		12/21/2015	0.08	11.11
AQR Emerging Defensive Style I	AZEIX	11/30/2016	3.20	12/21/2015	0.26	7.86		12/20/2013	0.00	9.98
AQR Emerging Defensive Style N	AZENX	11/30/2016	2.25	12/21/2015	0.19	8.06		12/20/2013	0.00	9.99
AQR Emerging Defensive Style R6	AZERX	11/30/2016	3.49	12/21/2015	0.28	7.84
AQR International Defensive Style I	ANDIX	11/30/2016	2.08	12/21/2015	0.23	11.04		12/19/2014	0.28	11.54
AQR International Defensive Style N	ANDNX	11/30/2016	1.66	12/21/2015	0.19	11.33		12/19/2014	0.28	11.83
AQR International Defensive Style R6	ANDRX	11/30/2016	2.17	12/21/2015	0.24	11.02		12/19/2014	0.28	11.52
AQR Large Cap Defensive Style I	AUEIX	11/30/2016	0.83	12/21/2015	0.14	14.37		12/21/2015	0.76	14.37
AQR Large Cap Defensive Style N	AUENX	11/30/2016	0.77	12/21/2015	0.13	14.37		12/21/2015	0.76	14.37
AQR Large Cap Defensive Style R6	QUERX	11/30/2016	0.91	12/21/2015	0.15	14.34		12/21/2015	0.76	14.34
Aspiriant Defensive Allocation	RMDFX
GMG Defensive Beta	MPDAX	11/30/2016	0.00	12/29/2014	0.03	13.72		12/29/2015	2.27	10.85
Guggenheim RBP® Large-Cap Defensive A	TVDAX	11/30/2016	0.42	12/15/2015	0.05	9.85		12/15/2015	0.97	9.85
Guggenheim RBP® Large-Cap Defensive C	TVDCX	11/30/2016	0.34	12/15/2015	0.04	9.76		12/15/2015	0.97	9.76
Guggenheim RBP® Large-Cap Defensive I	TVIDX	11/30/2016	0.32	12/15/2015	0.04	10.15		12/15/2015	0.97	10.15
Guggenheim RBP® Large-Cap Defensive P	TVFDX	11/30/2016	0.32	12/15/2015	0.04	10.05		12/15/2015	0.97	10.05
Prudential QMA Defensive Equity A	PAMGX	11/30/2016	0.98	12/18/2015	0.14	12.95		12/18/2015	0.26	12.95
Prudential QMA Defensive Equity B	DMGBX	11/30/2016	0.27	12/18/2015	0.04	12.93		12/18/2015	0.26	12.93
Prudential QMA Defensive Equity C	PIMGX	11/30/2016	0.27	12/18/2015	0.04	12.93		12/18/2015	0.26	12.93
Prudential QMA Defensive Equity R	SPMRX	11/30/2016	0.75	12/18/2015	0.11	12.95		12/18/2015	0.26	12.95
Prudential QMA Defensive Equity Z	PDMZX	11/30/2016	1.21	12/18/2015	0.17	12.97		12/18/2015	0.26	12.97
QS Defensive Growth A	SBCPX	11/30/2016	2.23	9/30/2016	0.06	13.42		6/9/2016	0.13	13.20
QS Defensive Growth C	LWLAX	11/30/2016	1.63	9/30/2016	0.04	13.35
QS Defensive Growth C1	SBCLX	11/30/2016	1.71	9/30/2016	0.04	13.69		6/9/2016	0.13	13.45
QS Defensive Growth I	LMGIX	11/30/2016	2.53	9/30/2016	0.07	13.39		6/9/2016	0.13	13.18
QS Defensive Growth R	LMLRX	11/30/2016	2.07	9/30/2016	0.06	13.39		6/9/2016	0.13	13.17
Rational Defensive Growth A	HSUAX	11/30/2016	1.61	12/15/2015	0.07	3.88		11/6/2015	15.26	4.18
Rational Defensive Growth C	HSUCX	11/30/2016	0.98	12/15/2015	0.04	3.71		11/6/2015	15.26	3.97
Rational Defensive Growth Instl	HSUTX	11/30/2016	1.61	12/15/2015	0.08	4.71		11/6/2015	15.26	5.07
Russell US Defensive Equity A	REQAX	11/30/2016	1.07	10/4/2016	0.16	49.72
Russell US Defensive Equity C	REQCX	11/30/2016	0.34	10/4/2016	0.06	49.50
Russell US Defensive Equity E	REQEX	11/30/2016	1.05	10/4/2016	0.16	49.79		12/14/2007	3.72	34.36
Russell US Defensive Equity I	REDSX	11/30/2016	1.36	10/4/2016	0.20	49.70		12/14/2007	3.72	34.36
Russell US Defensive Equity S	REQTX	11/30/2016	1.29	10/4/2016	0.19	49.78
Russell US Defensive Equity Y	REUYX	11/30/2016	1.47	10/4/2016	0.21	49.70		12/14/2007	3.72	34.36
SEI Defensive Strategy A (SAAT)	SNSAX	11/30/2016	1.20	10/6/2016	0.02	9.81		12/6/2007	0.12	10.39
SEI Defensive Strategy Allc A (SAAT)	STDAX	11/30/2016	3.92	10/6/2016	0.14	14.77	[2005-05-06] 4.0000 1.0000	12/5/2008	0.28	7.14
SEI Defensive Strategy I (SAAT)	SEDIX	11/30/2016	0.96	10/6/2016	0.01	9.65		12/6/2007	0.12	10.40
Stadion Defensive International A	STOAX	11/30/2016	0.00	12/31/2014	0.07	9.38		12/30/2015	0.06	8.56
Stadion Defensive International C	STOGX	11/30/2016	0.00	12/31/2014	0.03	9.25		12/30/2015	0.06	8.37
Stadion Defensive International I	STOIX	11/30/2016	0.00	12/31/2014	0.09	9.42		12/30/2015	0.06	8.61
Stadion Tactical Defensive A	ETFRX	11/30/2016	0.00	9/30/2013	0.00	11.96		12/30/2015	0.32	10.76
Stadion Tactical Defensive C	ETFZX	11/30/2016	0.00	6/28/2013	0.00	11.33		12/30/2015	0.32	10.21
Stadion Tactical Defensive I	ETFWX	11/30/2016	0.00	9/30/2013	0.01	12.05		12/30/2015	0.32	10.89
Timothy Plan Defensive Strategies A	TPDAX	11/30/2016	0.00	12/22/2014	0.12	11.30		12/22/2014	0.01	11.30
Timothy Plan Defensive Strategies C	TPDCX	11/30/2016	0.00	12/22/2014	0.03	11.03		12/22/2014	0.01	11.03
Timothy Plan Defensive Strategies I	TPDIX	11/30/2016	0.00	12/22/2014	0.15	11.27		12/22/2014	0.01	11.27
Toews Tactical Defensive Alpha	TTDAX
Value Line Defensive Strategies Instl	VLDIX	11/30/2016	1.63	12/30/2015	0.15	9.19
Value Line Defensive Strategies Investor	VLDSX

Name	Ticker	Latest Capital Gain Date (Long Term)	Latest Capital Gain (Long Term) Base Currency	Latest Capital Gain Date (Middle Term)	Latest Capital Gain (Middle Term) Base Currency	Latest Capital Gain Date (Short Term)	Latest Capital Gain (Short Term) Base Currency	Latest ROC Date	Latest ROC Base Currency	Portfolio Date	Return Date (Daily)
ALPS/Stadion Tactical Defensive I										10/31/2016	12/7/2016
ALPS/Stadion Tactical Defensive III	ALSTX									10/31/2016	12/7/2016
AmericaFirst Defensive Growth A	DGQAX	12/21/2015	0.06			12/21/2015	0.02			9/30/2016	12/7/2016
AmericaFirst Defensive Growth I	DGQIX	12/21/2015	0.06			12/21/2015	0.02			9/30/2016	12/7/2016
AmericaFirst Defensive Growth U	DGQUX	12/21/2015	0.06			12/21/2015	0.02			9/30/2016	12/7/2016
AQR Emerging Defensive Style I	AZEIX	12/20/2013	0.00			12/14/2012	0.03			10/31/2016	12/7/2016
AQR Emerging Defensive Style N	AZENX	12/20/2013	0.00			12/14/2012	0.03			10/31/2016	12/7/2016
AQR Emerging Defensive Style R6	AZERX									10/31/2016	12/7/2016
AQR International Defensive Style I	ANDIX	12/19/2014	0.22			12/19/2014	0.07			10/31/2016	12/7/2016
AQR International Defensive Style N	ANDNX	12/19/2014	0.22			12/19/2014	0.07			10/31/2016	12/7/2016
AQR International Defensive Style R6	ANDRX	12/19/2014	0.22			12/19/2014	0.07			10/31/2016	12/7/2016
AQR Large Cap Defensive Style I	AUEIX	12/21/2015	0.67			12/21/2015	0.09			10/31/2016	12/7/2016
AQR Large Cap Defensive Style N	AUENX	12/21/2015	0.67			12/21/2015	0.09			10/31/2016	12/7/2016
AQR Large Cap Defensive Style R6	QUERX	12/21/2015	0.67			12/21/2015	0.09			10/31/2016	12/7/2016
Aspiriant Defensive Allocation	RMDFX									8/31/2016	12/7/2016
GMG Defensive Beta	MPDAX	12/29/2015	2.25			12/29/2015	0.02			7/31/2016	12/7/2016
Guggenheim RBP® Large-Cap Defensive A	TVDAX	12/15/2015	0.52			12/15/2015	0.45			10/31/2016	12/7/2016
Guggenheim RBP® Large-Cap Defensive C	TVDCX	12/15/2015	0.52			12/15/2015	0.45			10/31/2016	12/7/2016
Guggenheim RBP® Large-Cap Defensive I	TVIDX	12/15/2015	0.52			12/15/2015	0.45			10/31/2016	12/7/2016
Guggenheim RBP® Large-Cap Defensive P	TVFDX	12/15/2015	0.52			12/15/2015	0.45			10/31/2016	12/7/2016
Prudential QMA Defensive Equity A	PAMGX	12/18/2015	0.26			12/23/2014	0.18			10/31/2016	12/7/2016
Prudential QMA Defensive Equity B	DMGBX	12/18/2015	0.26			12/23/2014	0.18			10/31/2016	12/7/2016
Prudential QMA Defensive Equity C	PIMGX	12/18/2015	0.26			12/23/2014	0.18			10/31/2016	12/7/2016
Prudential QMA Defensive Equity R	SPMRX	12/18/2015	0.26			12/23/2014	0.18			10/31/2016	12/7/2016
Prudential QMA Defensive Equity Z	PDMZX	12/18/2015	0.26			12/23/2014	0.18			10/31/2016	12/7/2016
QS Defensive Growth A	SBCPX	6/9/2016	0.13			12/31/1998	0.01			9/30/2016	12/7/2016
QS Defensive Growth C	LWLAX									9/30/2016	12/7/2016
QS Defensive Growth C1	SBCLX	6/9/2016	0.13			12/30/1998	0.01			9/30/2016	12/7/2016
QS Defensive Growth I	LMGIX	6/9/2016	0.13							9/30/2016	12/7/2016
QS Defensive Growth R	LMLRX	6/9/2016	0.13							9/30/2016	12/7/2016
Rational Defensive Growth A	HSUAX	11/6/2015	15.26			12/18/2014	0.14			9/30/2016	12/7/2016
Rational Defensive Growth C	HSUCX	11/6/2015	15.26			12/18/2014	0.14			9/30/2016	12/7/2016
Rational Defensive Growth Instl	HSUTX	11/6/2015	15.26			12/18/2014	0.14			9/30/2016	12/7/2016
Russell US Defensive Equity A	REQAX									10/31/2016	12/7/2016
Russell US Defensive Equity C	REQCX									10/31/2016	12/7/2016
Russell US Defensive Equity E	REQEX	12/14/2007	3.05			12/14/2007	0.67			10/31/2016	12/7/2016
Russell US Defensive Equity I	REDSX	12/14/2007	3.05	12/19/1997	2.66	12/14/2007	0.67			10/31/2016	12/7/2016
Russell US Defensive Equity S	REQTX									10/31/2016	12/7/2016
Russell US Defensive Equity Y	REUYX	12/14/2007	3.05			12/14/2007	0.67			10/31/2016	12/7/2016
SEI Defensive Strategy A (SAAT)	SNSAX	12/6/2007	0.10			12/6/2007	0.03			11/30/2016	12/7/2016
SEI Defensive Strategy Allc A (SAAT)	STDAX	12/5/2008	0.28			12/6/2007	0.01			11/30/2016	12/7/2016
SEI Defensive Strategy I (SAAT)	SEDIX	12/6/2007	0.10			12/6/2007	0.03			11/30/2016	12/7/2016
Stadion Defensive International A	STOAX	12/29/2014	0.04			12/30/2015	0.06			10/31/2016	12/7/2016
Stadion Defensive International C	STOGX	12/29/2014	0.04			12/30/2015	0.06			10/31/2016	12/7/2016
Stadion Defensive International I	STOIX	12/29/2014	0.04			12/30/2015	0.06			10/31/2016	12/7/2016
Stadion Tactical Defensive A	ETFRX	12/30/2015	0.32			12/27/2013	0.40			9/30/2016	12/7/2016
Stadion Tactical Defensive C	ETFZX	12/30/2015	0.32			12/27/2013	0.40			9/30/2016	12/7/2016
Stadion Tactical Defensive I	ETFWX	12/30/2015	0.32			12/27/2013	0.40			9/30/2016	12/7/2016
Timothy Plan Defensive Strategies A	TPDAX	12/22/2014	0.01			12/20/2013	0.03			9/30/2016	12/7/2016
Timothy Plan Defensive Strategies C	TPDCX	12/22/2014	0.01			12/20/2013	0.03			9/30/2016	12/7/2016
Timothy Plan Defensive Strategies I	TPDIX	12/22/2014	0.01			12/20/2013	0.03			9/30/2016	12/7/2016
Toews Tactical Defensive Alpha	TTDAX									9/30/2016	12/7/2016
Value Line Defensive Strategies Instl	VLDIX									9/30/2016	12/7/2016
Value Line Defensive Strategies Investor	VLDSX									9/30/2016	12/7/2016

Name	Ticker	Base Currency	Virtual Class	NAV (Daily) Base Currency	Total Ret 1 Day (Daily) Base Currency	Total Ret YTD (Daily) Base Currency	Total Ret 1 Yr (Daily) Base Currency	Total Ret Annlzd 2 Yr (Daily) Base Currency	Total Ret Annlzd 3 Yr (Daily) Base Currency	Total Ret Annlzd 5 Yr (Daily) Base Currency	Management Fee	Annual Report Net Expense Ratio	Annual Report Ongoing Charge	Annual Report Ongoing Charge Date
ALPS/Stadion Tactical Defensive I		US Dollar	No	10.39	1.37	11.12	9.70	-0.19			0.75	0.89
ALPS/Stadion Tactical Defensive III	ALSTX	US Dollar	No	10.65	1.24	10.71	9.21	-0.38			0.75	1.29
AmericaFirst Defensive Growth A	DGQAX	US Dollar	No	9.79	0.51	-14.72	-14.52	-7.69	-2.12	5.11	1.50	2.49
AmericaFirst Defensive Growth I	DGQIX	US Dollar	No	10.28	0.49	-14.19	-13.92	-6.90	-1.14	6.01	1.50	1.55
AmericaFirst Defensive Growth U	DGQUX	US Dollar	No	9.46	0.53	-15.23	-15.03	-8.21	-2.67	4.56	1.50	2.99
AQR Emerging Defensive Style I	AZEIX	US Dollar	No	8.21	0.86	4.32	2.44	-7.38	-5.07		0.55	0.68
AQR Emerging Defensive Style N	AZENX	US Dollar	No	8.40	0.96	4.22	2.20	-7.57	-5.26		0.55	0.91
AQR Emerging Defensive Style R6	AZERX	US Dollar	No	8.19	0.86	4.46	2.48	-7.30			0.55	0.60
AQR International Defensive Style I	ANDIX	US Dollar	No	11.42	1.06	2.24	1.06	-0.18	1.64		0.40	0.54
AQR International Defensive Style N	ANDNX	US Dollar	No	11.70	1.12	2.01	0.92	-0.40	1.37		0.40	0.78
AQR International Defensive Style R6	ANDRX	US Dollar	No	11.41	1.06	2.33	1.23	-0.07			0.40	0.45
AQR Large Cap Defensive Style I	AUEIX	US Dollar	No	16.19	1.25	11.58	10.19	8.87	11.81		0.25	0.39
AQR Large Cap Defensive Style N	AUENX	US Dollar	No	16.15	1.32	11.38	9.97	8.64	11.55		0.25	0.65
AQR Large Cap Defensive Style R6	QUERX	US Dollar	No	16.17	1.25	11.67	10.30	8.98			0.25	0.30
Aspiriant Defensive Allocation	RMDFX	US Dollar	No	10.16	0.59	1.50					0.10	0.71
GMG Defensive Beta	MPDAX	US Dollar	No	10.20	0.59	-5.12	-6.05	-5.64	-1.57	3.37	1.00	1.49
Guggenheim RBP® Large-Cap Defensive A	TVDAX	US Dollar	No	10.64	1.04	7.80	5.56	3.25	5.92	11.21	0.75	1.50
Guggenheim RBP® Large-Cap Defensive C	TVDCX	US Dollar	No	10.46	1.06	7.06	4.81	2.55	5.23	10.53	0.75	2.10
Guggenheim RBP® Large-Cap Defensive I	TVIDX	US Dollar	No	10.99	1.01	8.06	5.78	3.58	6.29	11.63	0.75	1.10
Guggenheim RBP® Large-Cap Defensive P	TVFDX	US Dollar	No	10.86	1.12	7.95	5.64	3.41	6.06	11.38	0.75	1.35
Prudential QMA Defensive Equity A	PAMGX	US Dollar	No	14.30	1.56	8.33	7.27	3.85	7.17	10.00	0.75	1.27
Prudential QMA Defensive Equity B	DMGBX	US Dollar	No	14.18	1.58	7.59	6.50	3.09	6.40	9.18	0.75	2.02
Prudential QMA Defensive Equity C	PIMGX	US Dollar	No	14.17	1.50	7.51	6.43	3.06	6.37	9.17	0.75	2.02
Prudential QMA Defensive Equity R	SPMRX	US Dollar	No	14.26	1.49	8.03	7.01	3.56	6.89	9.71	0.75	1.52
Prudential QMA Defensive Equity Z	PDMZX	US Dollar	No	14.35	1.56	8.55	7.53	4.10	7.46	10.28	0.75	1.02
QS Defensive Growth A	SBCPX	US Dollar	No	13.32	0.60	6.26	5.09	2.23	3.47	5.64	0.00	0.54
QS Defensive Growth C	LWLAX	US Dollar	No	13.24	0.61	5.63	4.38	1.56	2.72		0.00	1.22
QS Defensive Growth C1	SBCLX	US Dollar	No	13.58	0.67	5.83	4.64	1.75	2.96	5.10	0.00	1.04
QS Defensive Growth I	LMGIX	US Dollar	No	13.30	0.68	6.58	5.41	2.53	3.72		0.00	0.25
QS Defensive Growth R	LMLRX	US Dollar	No	13.29	0.68	6.07	4.84	1.99			0.00	0.80
Rational Defensive Growth A	HSUAX	US Dollar	No	4.14	1.22	7.25	3.94	-0.96	-0.15	8.54	0.75	1.31
Rational Defensive Growth C	HSUCX	US Dollar	No	3.94	1.29	6.78	3.65	-1.42			0.75	1.81
Rational Defensive Growth Instl	HSUTX	US Dollar	No	5.04	1.20	7.46	4.38	-0.65	0.13	8.84	0.75	1.06
Russell US Defensive Equity A	REQAX	US Dollar	No	51.45	1.10	9.74	8.47	5.51	8.74	12.78	0.55	1.09
Russell US Defensive Equity C	REQCX	US Dollar	No	51.15	1.09	8.96	7.65	4.71	7.93	11.93	0.55	1.84
Russell US Defensive Equity E	REQEX	US Dollar	No	51.52	1.10	9.72	8.46	5.50	8.74	12.78	0.55	1.09
Russell US Defensive Equity I	REDSX	US Dollar	No	51.46	1.10	10.07	8.81	5.85	9.10	13.14	0.55	0.76
Russell US Defensive Equity S	REQTX	US Dollar	No	51.53	1.10	9.99	8.73	5.75	9.01	13.05	0.55	0.84
Russell US Defensive Equity Y	REUYX	US Dollar	No	51.47	1.10	10.19	8.95	5.97	9.23	13.27	0.55	0.64
SEI Defensive Strategy A (SAAT)	SNSAX	US Dollar	No	9.79	0.10	2.40	2.05	1.01	1.46	1.74	0.10	0.26
SEI Defensive Strategy Allc A (SAAT)	STDAX	US Dollar	No	15.07	1.01	11.81	11.04	5.44	8.07	10.71	0.10	0.37
SEI Defensive Strategy I (SAAT)	SEDIX	US Dollar	No	9.63	0.21	2.14	1.82	0.77	1.22	1.50	0.10	0.50
Stadion Defensive International A	STOAX	US Dollar	No	8.20	0.37	-4.21	-4.32	-7.74	-5.21		1.25	1.95
Stadion Defensive International C	STOGX	US Dollar	No	7.97	0.38	-4.78	-5.00	-8.44	-5.91		1.25	2.70
Stadion Defensive International I	STOIX	US Dollar	No	8.27	0.36	-3.95	-4.06	-7.53	-5.00		1.25	1.70
Stadion Tactical Defensive A	ETFRX	US Dollar	No	11.86	1.28	10.33	8.70	-0.81	1.88	5.60	1.25	1.95
Stadion Tactical Defensive C	ETFZX	US Dollar	No	11.19	1.36	9.60	8.00	-1.53	1.13	4.81	1.25	2.70
Stadion Tactical Defensive I	ETFWX	US Dollar	No	12.05	1.35	10.65	9.14	-0.51	2.11	5.85	1.25	1.70
Timothy Plan Defensive Strategies A	TPDAX	US Dollar	No	11.33	0.62	9.68	8.73	0.23	1.71	-0.24	0.60	1.21
Timothy Plan Defensive Strategies C	TPDCX	US Dollar	No	10.90	0.65	9.00	8.03	-0.53	0.96	-0.97	0.60	1.96
Timothy Plan Defensive Strategies I	TPDIX	US Dollar	No	11.35	0.62	9.98	9.03	0.48	1.96		0.60	0.96
Toews Tactical Defensive Alpha	TTDAX	US Dollar	No	11.36	1.16						1.00	1.25
Value Line Defensive Strategies Instl	VLDIX	US Dollar	No	9.18	0.33	-0.11	-0.66	-3.09	-1.07	0.24	0.65	1.25
Value Line Defensive Strategies Investor	VLDSX	US Dollar	No	9.17	0.33						0.65

Name	Ticker	Annual Report Gross Expense Ratio	Prospectus Net Expense Ratio	Prospectus Gross Expense Ratio	Prospectus Objective	Turnover Ratio % Date	Turnover Ratio %	Unannualized	Share Class Type	SecId	PerformanceId
ALPS/Stadion Tactical Defensive I		1.96	1.20	2.27	Growth	12/31/2015	839.00		No Load	F00000SFVX	0P00011RNS
ALPS/Stadion Tactical Defensive III	ALSTX	2.15	1.55	2.41	Growth	12/31/2015	839.00		C	F00000SFVZ	0P00011RNU
AmericaFirst Defensive Growth A	DGQAX	3.11	2.30	2.88	Growth	6/30/2016	118.13		A	F00000M0NY	0P0000SIAY
AmericaFirst Defensive Growth I	DGQIX	2.62	2.04	2.62	Growth	6/30/2016	118.13		Inst	F00000M0O0	0P0000SIB0
AmericaFirst Defensive Growth U	DGQUX	3.63	3.05	3.63	Growth	6/30/2016	118.13		Other	F00000M0NZ	0P0000SIAZ
AQR Emerging Defensive Style I	AZEIX	1.15	0.73	1.15	Diversified Emerging Markets	9/30/2016	23.00	Yes	Inst	F00000O4D2	0P0000VVL2
AQR Emerging Defensive Style N	AZENX	1.38	0.98	1.43	Diversified Emerging Markets	9/30/2016	23.00	Yes	N	F00000O4D1	0P0000VVL1
AQR Emerging Defensive Style R6	AZERX	1.05	0.63	1.11	Diversified Emerging Markets	9/30/2016	23.00	Yes	Retirement	F00000TUYQ	0P00013LL1
AQR International Defensive Style I	ANDIX	0.83	0.57	1.13	Foreign Stock	9/30/2016	83.00	Yes	Inst	F00000O4D0	0P0000VVL0
AQR International Defensive Style N	ANDNX	1.08	0.82	1.45	Foreign Stock	9/30/2016	83.00	Yes	N	F00000O4CZ	0P0000VVKZ
AQR International Defensive Style R6	ANDRX	0.67	0.47	1.03	Foreign Stock	9/30/2016	83.00	Yes	Retirement	F00000TUYP	0P00013LL0
AQR Large Cap Defensive Style I	AUEIX	0.42	0.40	0.55	Growth and Income	9/30/2016	8.00	Yes	Inst	F00000O4CY	0P0000VVKY
AQR Large Cap Defensive Style N	AUENX	0.68	0.65	0.81	Growth and Income	9/30/2016	8.00	Yes	N	F00000O4CX	0P0000VVKX
AQR Large Cap Defensive Style R6	QUERX	0.33	0.30	0.45	Growth and Income	9/30/2016	8.00	Yes	Retirement	F00000TUZ6	0P00013LLH
Aspiriant Defensive Allocation	RMDFX	0.78	1.15	1.15	Asset Allocation	2/29/2016	0.00	Yes	Other	F00000W99A	0P00016M8Z
GMG Defensive Beta	MPDAX	2.16	1.74	2.41	Growth	7/31/2016	53.00		Other	F000002SOM	0P0000K13K
Guggenheim RBP® Large-Cap Defensive A	TVDAX	1.67	1.20	1.56	Growth	9/30/2015	135.00		A	F000003SW6	0P0000KBT6
Guggenheim RBP® Large-Cap Defensive C	TVDCX	2.36	1.95	2.16	Growth	9/30/2015	135.00		C	F00000LIMO	0P0000RRU7
Guggenheim RBP® Large-Cap Defensive I	TVIDX	1.36	0.95	1.16	Growth	9/30/2015	135.00		Inst	F00000LIMP	0P0000RRU8
Guggenheim RBP® Large-Cap Defensive P	TVFDX	1.61	1.20	1.41	Growth	9/30/2015	135.00		Other	F000003ZR7	0P0000KVMC
Prudential QMA Defensive Equity A	PAMGX	1.32	1.27	1.32	Growth	10/31/2015	74.00		A	FOUSA00GT5	0P00002U0A
Prudential QMA Defensive Equity B	DMGBX	2.02	2.02	2.02	Growth	10/31/2015	74.00		B	FOUSA00HCT	0P00002UJW
Prudential QMA Defensive Equity C	PIMGX	2.02	2.02	2.02	Growth	10/31/2015	74.00		C	FOUSA00K1S	0P00002XAS
Prudential QMA Defensive Equity R	SPMRX	1.77	1.52	1.77	Growth	10/31/2015	74.00		Retirement	FOUSA05B3M	0P000038I0
Prudential QMA Defensive Equity Z	PDMZX	1.02	1.02	1.02	Growth	10/31/2015	74.00		Inst	FOUSA00H0N	0P00002U7R
QS Defensive Growth A	SBCPX	0.54	1.17	1.17	Growth and Income	1/31/2016	53.00		A	FOUSA00IT0	0P00002W24
QS Defensive Growth C	LWLAX	1.22	1.85	1.85	Growth and Income	1/31/2016	53.00		C	F00000GYIA	0P0000NEFE
QS Defensive Growth C1	SBCLX	1.04	1.67	1.67	Growth and Income	1/31/2016	53.00		C	FOUSA00HTT	0P00002V0V
QS Defensive Growth I	LMGIX	0.34	0.88	0.97	Growth and Income	1/31/2016	53.00		Inst	FOUSA06BQ1	0P000085GH
QS Defensive Growth R	LMLRX	1.50	1.43	2.13	Growth and Income	1/31/2016	53.00		Retirement	FOUSA06O3X	0P0000A4GQ
Rational Defensive Growth A	HSUAX	1.81	1.26	1.82	Growth	12/31/2015	35.00		A	FOUSA04AT2	0P000036M8
Rational Defensive Growth C	HSUCX	2.31	1.76	2.32	Growth	12/31/2015	35.00		C	F00000QK78	0P0000ZR6L
Rational Defensive Growth Instl	HSUTX	1.56	1.01	1.57	Growth	12/31/2015	35.00		Other	FOUSA04B1J	0P000036TG
Russell US Defensive Equity A	REQAX	1.09	1.09	1.22	Growth and Income	10/31/2015	97.00		A	FOUSA07XKR	0P0000HMGM
Russell US Defensive Equity C	REQCX	1.84	1.84	1.97	Growth and Income	10/31/2015	97.00		C	FOUSA07XKS	0P0000HMGN
Russell US Defensive Equity E	REQEX	1.09	1.09	1.22	Growth and Income	10/31/2015	97.00		Other	FOUSA005XV	0P00002NNN
Russell US Defensive Equity I	REDSX	0.76	0.76	0.89	Growth and Income	10/31/2015	97.00		Inst	FOUSA004ZR	0P00002NKD
Russell US Defensive Equity S	REQTX	0.84	0.84	0.97	Growth and Income	10/31/2015	97.00		S	FOUSA07XKT	0P0000HMGO
Russell US Defensive Equity Y	REUYX	0.64	0.64	0.77	Growth and Income	10/31/2015	97.00		Inst	FOUSA006KC	0P00002NPH
SEI Defensive Strategy A (SAAT)	SNSAX	0.68	1.08	1.08	Growth and Income	3/31/2016	34.00	Yes	Inst	FOUSA05HF1	0P00003BCQ
SEI Defensive Strategy Allc A (SAAT)	STDAX	0.63	1.34	1.34	Growth and Income	3/31/2016	29.00	Yes	Inst	FOUSA05HRM	0P00005TYJ
SEI Defensive Strategy I (SAAT)	SEDIX	0.92	1.33	1.33	Growth and Income	3/31/2016	34.00	Yes	Inst	FOUSA05HF2	0P00003BCS
Stadion Defensive International A	STOAX	2.63	2.29	2.97	Growth	5/31/2016	726.00		A	F00000N955	0P0000UFR3
Stadion Defensive International C	STOGX	3.45	3.04	3.79	Growth	5/31/2016	726.00		C	F00000N956	0P0000UFR4
Stadion Defensive International I	STOIX	2.52	2.04	2.86	Growth	5/31/2016	726.00		Inst	F00000N957	0P0000UFR5
Stadion Tactical Defensive A	ETFRX	1.96	2.21	2.22	Growth	5/31/2016	645.00		A	FOUSA05JEH	0P00006B3D
Stadion Tactical Defensive C	ETFZX	2.73	2.96	2.99	Growth	5/31/2016	645.00		C	F000003YP5	0P0000KTL5
Stadion Tactical Defensive I	ETFWX	1.76	1.96	2.02	Growth	5/31/2016	645.00		Inst	F00000H15E	0P0000NIE1
Timothy Plan Defensive Strategies A	TPDAX	1.26	1.37	1.37	Growth	9/30/2015	42.00		A	F000003YV9	0P0000KU84
Timothy Plan Defensive Strategies C	TPDCX	2.01	2.12	2.12	Growth	9/30/2015	42.00		C	F000003YVA	0P0000KU85
Timothy Plan Defensive Strategies I	TPDIX	1.01	1.12	1.12	Growth	9/30/2015	42.00		Inst	F00000PPAY	0P0000YB6X
Toews Tactical Defensive Alpha	TTDAX	1.83	1.25	1.37	Growth	4/30/2016	385.00	Yes	Other	F00000MPJ6	0P0000TQC7
Value Line Defensive Strategies Instl	VLDIX	1.25	2.51	2.56	Growth	9/30/2015	124.38		Inst	F00000LIUX	0P0000RS72
Value Line Defensive Strategies Investor	VLDSX		2.76	2.81	Growth	9/30/2015	124.38		Inv	F00000WUPK	0P00017FVV

Name	Ticker	FundId	CUSIP	Morningstar Page	Analysis Date	Performance Data Ready	Price Data Ready	Operations Data Ready	Portfolio Data Ready	Restructure Date	Morningstar Category Start Date	Note Effective Date	Primary Share in GIFS Classification	Target Date Report Date
ALPS/Stadion Tactical Defensive I		FS0000AJPX				Yes	Yes	Yes	Yes		4/30/2014
ALPS/Stadion Tactical Defensive III	ALSTX	FS0000AJPX				Yes	Yes	Yes	Yes		4/30/2014
AmericaFirst Defensive Growth A	DGQAX	FSUSA0BBNB				Yes	Yes	Yes	Yes		5/23/2011
AmericaFirst Defensive Growth I	DGQIX	FSUSA0BBNB				Yes	Yes	Yes	Yes		5/23/2011
AmericaFirst Defensive Growth U	DGQUX	FSUSA0BBNB				Yes	Yes	Yes	Yes		5/23/2011
AQR Emerging Defensive Style I	AZEIX	FS00009GXX				Yes	Yes	Yes	Yes		7/9/2012
AQR Emerging Defensive Style N	AZENX	FS00009GXX				Yes	Yes	Yes	Yes		7/9/2012
AQR Emerging Defensive Style R6	AZERX	FS00009GXX				Yes	Yes	Yes	Yes		7/9/2012
AQR International Defensive Style I	ANDIX	FS00009GXW				Yes	Yes	Yes	Yes		7/9/2012
AQR International Defensive Style N	ANDNX	FS00009GXW				Yes	Yes	Yes	Yes		7/9/2012
AQR International Defensive Style R6	ANDRX	FS00009GXW				Yes	Yes	Yes	Yes		7/9/2012
AQR Large Cap Defensive Style I	AUEIX	FS00009GXV				Yes	Yes	Yes	Yes		7/9/2012
AQR Large Cap Defensive Style N	AUENX	FS00009GXV				Yes	Yes	Yes	Yes		7/9/2012
AQR Large Cap Defensive Style R6	QUERX	FS00009GXV				Yes	Yes	Yes	Yes		7/9/2012
Aspiriant Defensive Allocation	RMDFX	FS0000C2XF				Yes	Yes	Yes	Yes		11/30/2015
GMG Defensive Beta	MPDAX	FSUSA09W6Z				Yes	Yes	Yes	Yes		8/14/2009
Guggenheim RBP® Large-Cap Defensive A	TVDAX	FSUSA0A2Y9				Yes	Yes	Yes	Yes		2/28/2011
Guggenheim RBP® Large-Cap Defensive C	TVDCX	FSUSA0A2Y9				Yes	Yes	Yes	Yes		2/28/2011
Guggenheim RBP® Large-Cap Defensive I	TVIDX	FSUSA0A2Y9				Yes	Yes	Yes	Yes		2/28/2011
Guggenheim RBP® Large-Cap Defensive P	TVFDX	FSUSA0A2Y9				Yes	Yes	Yes	Yes		2/28/2011
Prudential QMA Defensive Equity A	PAMGX	FSUSA0035N				Yes	Yes	Yes	Yes		11/18/1998
Prudential QMA Defensive Equity B	DMGBX	FSUSA0035N				Yes	Yes	Yes	Yes		11/18/1998
Prudential QMA Defensive Equity C	PIMGX	FSUSA0035N				Yes	Yes	Yes	Yes		11/18/1998
Prudential QMA Defensive Equity R	SPMRX	FSUSA0035N				Yes	Yes	Yes	Yes		11/18/1998
Prudential QMA Defensive Equity Z	PDMZX	FSUSA0035N				Yes	Yes	Yes	Yes		11/18/1998
QS Defensive Growth A	SBCPX	FSUSA003W1				Yes	Yes	Yes	Yes		1/2/1900
QS Defensive Growth C	LWLAX	FSUSA003W1				Yes	Yes	Yes	Yes		1/2/1900
QS Defensive Growth C1	SBCLX	FSUSA003W1				Yes	Yes	Yes	Yes		1/2/1900
QS Defensive Growth I	LMGIX	FSUSA003W1				Yes	Yes	Yes	Yes		1/2/1900
QS Defensive Growth R	LMLRX	FSUSA003W1				Yes	Yes	Yes	Yes		1/2/1900
Rational Defensive Growth A	HSUAX	FSUSA04AVU				Yes	Yes	Yes	Yes		11/29/2013
Rational Defensive Growth C	HSUCX	FSUSA04AVU				Yes	Yes	Yes	Yes		11/29/2013
Rational Defensive Growth Instl	HSUTX	FSUSA04AVU				Yes	Yes	Yes	Yes		11/29/2013
Russell US Defensive Equity A	REQAX	FSUSA002UB				Yes	Yes	Yes	Yes		6/1/1987
Russell US Defensive Equity C	REQCX	FSUSA002UB				Yes	Yes	Yes	Yes		6/1/1987
Russell US Defensive Equity E	REQEX	FSUSA002UB				Yes	Yes	Yes	Yes		6/1/1987
Russell US Defensive Equity I	REDSX	FSUSA002UB				Yes	Yes	Yes	Yes		6/1/1987
Russell US Defensive Equity S	REQTX	FSUSA002UB				Yes	Yes	Yes	Yes		6/1/1987
Russell US Defensive Equity Y	REUYX	FSUSA002UB				Yes	Yes	Yes	Yes		6/1/1987
SEI Defensive Strategy A (SAAT)	SNSAX	FSUSA06UDW				Yes	Yes	Yes	Yes		11/17/2003
SEI Defensive Strategy Allc A (SAAT)	STDAX	FSUSA0717A				Yes	Yes	Yes	Yes		11/17/2003
SEI Defensive Strategy I (SAAT)	SEDIX	FSUSA06UDW				Yes	Yes	Yes	Yes		11/17/2003
Stadion Defensive International A	STOAX	FS00008YXA				Yes	Yes	Yes	Yes		4/2/2012
Stadion Defensive International C	STOGX	FS00008YXA				Yes	Yes	Yes	Yes		4/2/2012
Stadion Defensive International I	STOIX	FS00008YXA				Yes	Yes	Yes	Yes		4/2/2012
Stadion Tactical Defensive A	ETFRX	FSUSA04CJ8				Yes	Yes	Yes	Yes		8/31/2011
Stadion Tactical Defensive C	ETFZX	FSUSA04CJ8				Yes	Yes	Yes	Yes		8/31/2011
Stadion Tactical Defensive I	ETFWX	FSUSA04CJ8				Yes	Yes	Yes	Yes		8/31/2011
Timothy Plan Defensive Strategies A	TPDAX	FSUSA0A4MY				Yes	Yes	Yes	Yes		5/30/2014
Timothy Plan Defensive Strategies C	TPDCX	FSUSA0A4MY				Yes	Yes	Yes	Yes		5/30/2014
Timothy Plan Defensive Strategies I	TPDIX	FSUSA0A4MY				Yes	Yes	Yes	Yes		5/30/2014
Toews Tactical Defensive Alpha	TTDAX	FS00008M0E				Yes	Yes	Yes	Yes		1/7/2016
Value Line Defensive Strategies Instl	VLDIX	FSUSA0B5BU				Yes	Yes	Yes	Yes		1/31/2011
Value Line Defensive Strategies Investor	VLDSX	FSUSA0B5BU				Yes	Yes	Yes	Yes		1/31/2011

Name	Ticker	7 Day Yield	7 Day Yield Date	7 Day Gross Yield	7 Day Gross Yield Date	7 Day Unsubsidized Yield	7 Day Unsubsidized Yield Date	30 Day Unsubsidized SEC Yield	30 Day Unsubsidized SEC Yield Date	Scope Start Date	Scope End Date	Scope	EUSD Asset Test Date	EUSD Declaration Basis
ALPS/Stadion Tactical Defensive I
ALPS/Stadion Tactical Defensive III	ALSTX
AmericaFirst Defensive Growth A	DGQAX
AmericaFirst Defensive Growth I	DGQIX
AmericaFirst Defensive Growth U	DGQUX
AQR Emerging Defensive Style I	AZEIX
AQR Emerging Defensive Style N	AZENX
AQR Emerging Defensive Style R6	AZERX
AQR International Defensive Style I	ANDIX
AQR International Defensive Style N	ANDNX
AQR International Defensive Style R6	ANDRX
AQR Large Cap Defensive Style I	AUEIX
AQR Large Cap Defensive Style N	AUENX
AQR Large Cap Defensive Style R6	QUERX
Aspiriant Defensive Allocation	RMDFX
GMG Defensive Beta	MPDAX
Guggenheim RBP® Large-Cap Defensive A	TVDAX	0.00	12/7/2016
Guggenheim RBP® Large-Cap Defensive C	TVDCX	0.00	12/7/2016
Guggenheim RBP® Large-Cap Defensive I	TVIDX	0.00	12/7/2016
Guggenheim RBP® Large-Cap Defensive P	TVFDX	0.00	12/7/2016
Prudential QMA Defensive Equity A	PAMGX	0.00	12/7/2016
Prudential QMA Defensive Equity B	DMGBX	0.00	12/7/2016
Prudential QMA Defensive Equity C	PIMGX	0.00	12/7/2016
Prudential QMA Defensive Equity R	SPMRX	0.00	12/7/2016
Prudential QMA Defensive Equity Z	PDMZX	0.00	12/7/2016
QS Defensive Growth A	SBCPX							0.00	12/1/2016
QS Defensive Growth C	LWLAX							0.00	12/1/2016
QS Defensive Growth C1	SBCLX							0.00	12/1/2016
QS Defensive Growth I	LMGIX							0.00	12/1/2016
QS Defensive Growth R	LMLRX							0.00	12/1/2016
Rational Defensive Growth A	HSUAX	0.00	5/11/2016
Rational Defensive Growth C	HSUCX	0.00	5/11/2016
Rational Defensive Growth Instl	HSUTX	0.00	5/11/2016
Russell US Defensive Equity A	REQAX							0.65	11/30/2016
Russell US Defensive Equity C	REQCX							-0.04	11/30/2016
Russell US Defensive Equity E	REQEX							0.69	11/30/2016
Russell US Defensive Equity I	REDSX							1.01	11/30/2016
Russell US Defensive Equity S	REQTX							0.93	11/30/2016
Russell US Defensive Equity Y	REUYX							1.12	11/30/2016
SEI Defensive Strategy A (SAAT)	SNSAX	0.00	12/7/2016
SEI Defensive Strategy Allc A (SAAT)	STDAX	0.00	12/7/2016
SEI Defensive Strategy I (SAAT)	SEDIX	0.00	12/7/2016
Stadion Defensive International A	STOAX	0.00	9/30/2016					0.02	7/31/2016
Stadion Defensive International C	STOGX	0.00	9/30/2016					-0.63	7/31/2016
Stadion Defensive International I	STOIX	0.00	9/30/2016					0.24	7/31/2016
Stadion Tactical Defensive A	ETFRX							-0.35	9/30/2016
Stadion Tactical Defensive C	ETFZX							-1.12	9/30/2016
Stadion Tactical Defensive I	ETFWX	0.00	9/30/2016					-0.13	9/30/2016
Timothy Plan Defensive Strategies A	TPDAX	0.00	8/8/2011
Timothy Plan Defensive Strategies C	TPDCX	0.00	8/8/2011
Timothy Plan Defensive Strategies I	TPDIX
Toews Tactical Defensive Alpha	TTDAX
Value Line Defensive Strategies Instl	VLDIX
Value Line Defensive Strategies Investor	VLDSX

Name	Ticker	Strategy Name	StrategyId	Management Company
ALPS/Stadion Tactical Defensive I		Stadion Tactical Defensive Strategy	STUSA04W2M	Stadion Money Management,LLC
ALPS/Stadion Tactical Defensive III	ALSTX	Stadion Tactical Defensive Strategy	STUSA04W2M	Stadion Money Management,LLC
AmericaFirst Defensive Growth A	DGQAX
AmericaFirst Defensive Growth I	DGQIX
AmericaFirst Defensive Growth U	DGQUX
AQR Emerging Defensive Style I	AZEIX	AQR Emerging Defensive Equity	STUSA05FBW	AQR Capital Management
AQR Emerging Defensive Style N	AZENX	AQR Emerging Defensive Equity	STUSA05FBW	AQR Capital Management
AQR Emerging Defensive Style R6	AZERX	AQR Emerging Defensive Equity	STUSA05FBW	AQR Capital Management
AQR International Defensive Style I	ANDIX	AQR International Defensive	STUSA05FC5	AQR Capital Management
AQR International Defensive Style N	ANDNX	AQR International Defensive	STUSA05FC5	AQR Capital Management
AQR International Defensive Style R6	ANDRX	AQR International Defensive	STUSA05FC5	AQR Capital Management
AQR Large Cap Defensive Style I	AUEIX	AQR US Defensive	STUSA05FCN	AQR Capital Management
AQR Large Cap Defensive Style N	AUENX	AQR US Defensive	STUSA05FCN	AQR Capital Management
AQR Large Cap Defensive Style R6	QUERX	AQR US Defensive	STUSA05FCN	AQR Capital Management
Aspiriant Defensive Allocation	RMDFX
GMG Defensive Beta	MPDAX
Guggenheim RBP® Large-Cap Defensive A	TVDAX
Guggenheim RBP® Large-Cap Defensive C	TVDCX
Guggenheim RBP® Large-Cap Defensive I	TVIDX
Guggenheim RBP® Large-Cap Defensive P	TVFDX
Prudential QMA Defensive Equity A	PAMGX	QMA Defensive Equity	STUSA05KJO	Quantitative Management Associates LLC
Prudential QMA Defensive Equity B	DMGBX	QMA Defensive Equity	STUSA05KJO	Quantitative Management Associates LLC
Prudential QMA Defensive Equity C	PIMGX	QMA Defensive Equity	STUSA05KJO	Quantitative Management Associates LLC
Prudential QMA Defensive Equity R	SPMRX	QMA Defensive Equity	STUSA05KJO	Quantitative Management Associates LLC
Prudential QMA Defensive Equity Z	PDMZX	QMA Defensive Equity	STUSA05KJO	Quantitative Management Associates LLC
QS Defensive Growth A	SBCPX	QS Asset Allocation - Defensive Growth	STUSA05KPD	QS Investors LLC
QS Defensive Growth C	LWLAX	QS Asset Allocation - Defensive Growth	STUSA05KPD	QS Investors LLC
QS Defensive Growth C1	SBCLX	QS Asset Allocation - Defensive Growth	STUSA05KPD	QS Investors LLC
QS Defensive Growth I	LMGIX	QS Asset Allocation - Defensive Growth	STUSA05KPD	QS Investors LLC
QS Defensive Growth R	LMLRX	QS Asset Allocation - Defensive Growth	STUSA05KPD	QS Investors LLC
Rational Defensive Growth A	HSUAX
Rational Defensive Growth C	HSUCX
Rational Defensive Growth Instl	HSUTX
Russell US Defensive Equity A	REQAX	Russell U.S. Defensive Equity	STUSA05G5Y	Russell Investment Group
Russell US Defensive Equity C	REQCX	Russell U.S. Defensive Equity	STUSA05G5Y	Russell Investment Group
Russell US Defensive Equity E	REQEX	Russell U.S. Defensive Equity	STUSA05G5Y	Russell Investment Group
Russell US Defensive Equity I	REDSX	Russell U.S. Defensive Equity	STUSA05G5Y	Russell Investment Group
Russell US Defensive Equity S	REQTX	Russell U.S. Defensive Equity	STUSA05G5Y	Russell Investment Group
Russell US Defensive Equity Y	REUYX	Russell U.S. Defensive Equity	STUSA05G5Y	Russell Investment Group
SEI Defensive Strategy A (SAAT)	SNSAX
SEI Defensive Strategy Allc A (SAAT)	STDAX
SEI Defensive Strategy I (SAAT)	SEDIX
Stadion Defensive International A	STOAX
Stadion Defensive International C	STOGX
Stadion Defensive International I	STOIX
Stadion Tactical Defensive A	ETFRX	Stadion Tactical Defensive Strategy	STUSA04W2M	Stadion Money Management,LLC
Stadion Tactical Defensive C	ETFZX	Stadion Tactical Defensive Strategy	STUSA04W2M	Stadion Money Management,LLC
Stadion Tactical Defensive I	ETFWX	Stadion Tactical Defensive Strategy	STUSA04W2M	Stadion Money Management,LLC
Timothy Plan Defensive Strategies A	TPDAX
Timothy Plan Defensive Strategies C	TPDCX
Timothy Plan Defensive Strategies I	TPDIX
Toews Tactical Defensive Alpha	TTDAX
Value Line Defensive Strategies Instl	VLDIX
Value Line Defensive Strategies Investor	VLDSX

Bloomberg_Ticker	Product_Name	Asset_Class	Listing_Region	Strategy_Type	Benchmark_Family	Smart_Beta_Subtype	AUM
QDEF US Equity	FlexShares Quality Dividend Defensive Index ETF	Equity	US	Index	Northern Trust	Dividend	266
IQDE US Equity	FlexShares International Quality Dividend Defensive Index Fund	Equity	US	Index	Northern Trust	Dividend	75
DEF US Equity	Guggenheim Defensive Equity ETF	Equity	US	Index	Sabrient Systems LLC	Factor	166

FundId	Fund Name
FS0000AJPX	ALPS/Stadion Tactical Defensive I
FSUSA0BBNB	AmericaFirst Defensive Growth A
FS00009GXX	AQR Emerging Defensive Style I
FS00009GXW	AQR International Defensive Style I
FS00009GXV	AQR Large Cap Defensive Style I
FS0000C2XF	Aspiriant Defensive Allocation
FSUSA09W6Z	GMG Defensive Beta
FSUSA0A2Y9	Guggenheim RBP® Large-Cap Defensive A
FSUSA0035N	Prudential QMA Defensive Equity A
FSUSA003W1	QS Defensive Growth A
FSUSA04AVU	Rational Defensive Growth A
FSUSA002UB	Russell US Defensive Equity A
FSUSA06UDW	SEI Defensive Strategy A (SAAT)
FSUSA0717A	SEI Defensive Strategy Allc A (SAAT)
FS00008YXA	Stadion Defensive International A
FSUSA04CJ8	Stadion Tactical Defensive A
FSUSA0A4MY	Timothy Plan Defensive Strategies A
FS00008M0E	Toews Tactical Defensive Alpha
FSUSA0B5BU	Value Line Defensive Strategies Instl